Exhibit 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
DATED AS OF
APRIL 2, 2010
AMONG
GDC HOLDINGS, INC.,
ROYAL ACQUISITION CORP.
AND
NATIONAL DENTEX CORPORATION

INDEX OF DEFINED TERMS

Defined Term	Section
Acceptable Confidentiality Agreement	8.16(a)
Acquisition Proposal	8.16(b)
Affiliates	8.16(c)
Agreement	Preamble
Applicable Consents	3.4(b)
Applicable Date	3.5(a)
Articles of Merger	1.3
Bankruptcy and Equity Exception	3.3
Business Day	8.16(d)
Capitalization Date	3.2(a)
Certificate	1.8(c)
Certificate of Merger	1.3
Change in Company Recommendation	5.5(f)
Claim	5.6(a)
Closing Date	1.2
Closing	1.2
Code	2.7
Company	Preamble
Company Benefit Plan	3.13(a)
Company Common Stock	Preamble
Company Copyrights	3.12(a)
Company Damages	8.15
Company Disclosure Schedule	8.9(a)
Company Equity Awards	8.16(e)
Company ESPP	1.9(b)
Company Intellectual Property	3.12(a)
Company Licenses	3.12(b)
Company Patents	3.12(a)
Company Permits	3.10(a)
Company Recommendation	5.2(a)
Company Requisite Stockholder Vote	3.3(a)
Company Restricted Shares	1.9(c)
Company RSUs	1.9(d)
Company SEC Reports	3.5(a)
Company Stock Options	1.9(a)
Company Stock Plans	8.16(f)
Company Stockholders Meeting	5.2(b)
Company Trademarks	3.12(a)
Company Voting Debt	3.2(a)
Confidentiality Agreement	5.10
Continuing Employees	5.11(a)
Continuing Party	5.5(d)

Defined Term	Section
Contracts	8.16(g)
Control	8.16(c)
Conversion Shares	3.2(a)
Credit Agreement	5.1(vii)
D&O Insurance	5.6(b)
DGCL	1.1
Dissenting Shares	2.10(a)
DOJ	5.4(b)
DSOS	1.3
Effective Time	1.3
Environmental Claim	8.16(h)
Environmental Laws	8.16(i)
Environmental Permits	8.16(j)
Equity Commitment Letter	Preamble
ERISA	8.16(k)
ERISA Affiliate	8.16(l)
ESPP Option	1.9(b)
Exchange Act	3.4(b)
Exchange Fund	2.1
Excluded Shares	1.8(a)
Expenses	5.6(a)
FTC	5.4(b)
GAAP	3.5(b)
Go-Shop Period End Date	5.5(a)
Governmental Entity	3.4(b)
Guarantee	8.16(m)
Hazardous Substance	8.16(n)
HSR Act	3.4(b)
Indebtedness	8.16(o)
Indemnified Persons	5.6(a)
Intellectual Property Rights	3.12(b)
Internal Use Software	3.12(d)
Intervening Event	8.16(p)
knowledge	8.16(1)
Law	3.4(a)
Leased Property	3.17(b)
Licensed Intellectual Property	3.12(b)
Lien	8.16(r)
Litigation	3.9
Material Adverse Effect on Parent	8.16(s)
Material Adverse Effect on the Company	8.16(t)
MBCA	1.1
Merger Consideration	1.8(a)
Merger Sub	Preamble
Merger	Preamble

Defined Term	Section
MSOS	1.3
Multiemployer Plan	8.16(u)
Notice Period	5.5(f)
Off the Shelf Software	3.12(b)
Order	3.4(a)
Outside Counsel Only	5.4(c)
Owned Property	3.17(a)
Parent	Preamble
Parent Disclosure Schedule	8.9(a)
Parent Expenses	7.2(b)
Parent Liability Limitation	8.15
Parent Parties	8.15
Parent Welfare Benefit Plans	5.11(d)
Paying Agent	2.1
Permitted Lien	8.16(v)
Person	8.16(w)
Personal Property	3.17(e)
Plan	3.13(a)
Preferred Stock	3.2(a)
Premium Limit	5.6(b)
Proxy Statement	5.2(a)
Real Property Lease	3.17(b)
Representatives	8.16(x)
Sarbanes-Oxley Act	3.5(a)
SEC	3.5(a)
SERPs	5.11(b)
Securities Act	3.5(a)
Solicited Person	5.5(a)
Solvent	4.9
Sponsor	Preamble
Subsidiaries	8.16(y)
Superior Proposal	8.16(z)
Surviving Corporation	1.1
Tax Return	8.16(aa)
Taxes	8.16(bb)
Termination Date	7.1(b)
Termination Fee	7.2(c)
Trade Secrets	3.12(e)
WARN	3.14(b)

AGREEMENT AND PLAN OF MERGER
     This Agreement and Plan of Merger, dated as of April 2, 2010 (this “Agreement”), is among GDC Holdings, Inc., a Delaware corporation (“Parent”), Royal Acquisition Corp., a Delaware corporation, an indirect wholly owned subsidiary of Parent and a direct wholly owned subsidiary of GeoDigm Corporation, a Minnesota corporation (“Merger Sub”), and National Dentex Corporation, a Massachusetts corporation (the “Company”). Capitalized terms used but not defined elsewhere herein have the meanings assigned to them in Section 8.16.
     The respective Boards of Directors of Parent and Merger Sub and the Board of Directors of the Company desire that Parent, Merger Sub and the Company enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”), and each issued and outstanding share of the Company’s common stock, par value $0.01 per share (“Company Common Stock”), not owned directly or indirectly by the Company, Parent, Merger Sub or any Subsidiary of the Company will, by virtue of the Merger, be converted into the right to receive the Merger Consideration.
     In furtherance thereof, the respective Boards of Directors of Parent and Merger Sub and the Board of the Directors of the Company have determined that entering into this Agreement and the consummation of the transactions contemplated hereby, including the Merger, are advisable. The Board of Directors of the Company has (i) determined and declared that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) adopted this Agreement, (iii) directed that this Agreement be submitted to the Company’s stockholders for their approval and (iv) resolved to recommend that the Company’s stockholders adopt and approve this Agreement and the Merger.
     Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with, and to prescribe certain conditions to, the Merger.
     Concurrently with the execution and delivery of this Agreement, Welsh, Carson, Anderson & Stowe XI, L.P., a Delaware limited partnership (the “Sponsor”), is entering into an equity commitment letter with Parent, the sole stockholder of Parent, and the Company (the “Equity Commitment Letter”), pursuant to which, among other things, the Sponsor is committing, subject to the terms of the Equity Commitment Letter, to invest up to $139,000,000 in equity securities of Parent (or its parent company) in order to allow Parent to satisfy its obligations under this Agreement.
     In consideration of the foregoing and the mutual covenants, representations, warranties and agreements set forth herein, and intending to be legally bound, the parties agree as follows:
ARTICLE 1
THE MERGER
     Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Massachusetts Business Corporation Act (the “MBCA”) and the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue to be governed by the Laws of the Commonwealth of Massachusetts, and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as otherwise provided herein.
     Section 1.2. Closing. The closing of the Merger (the “Closing”) shall occur as promptly as practicable after the satisfaction or waiver of the conditions set forth in Article 6, and in any event no later than 10:00 a.m., local time, on the second Business Day after the satisfaction or waiver of the conditions set forth in Article 6, in each case, other than conditions which by their nature are to be satisfied at Closing (but subject to the fulfillment or waiver of such conditions), or such other time and date as Parent and the Company may agree in writing, unless this Agreement has been theretofore terminated pursuant to its terms (the actual time and date of the Closing is referred to as the “Closing Date”); provided, that Parent may, by written notice given to the Company, delay the Closing and the Closing Date until the earlier of (A) the Termination Date or (B) a date selected by Parent that is not more than five (5) Business Days after the latest Closing Date otherwise permitted by this Section 1.2, if Parent determines that such delay is necessary or appropriate in order to finalize any debt financing in connection with the consummation of the Merger and the other transactions contemplated by this Agreement. The Closing shall be held at the offices of Posternak Blankstein & Lund LLP, 800 Boylston Street, The Prudential Tower, Boston, MA 02199 or such other place as Parent and the Company may agree in writing.
     Section 1.3. Effective Time. At the Closing and subject to the terms and conditions of this Agreement, the parties hereto shall: (a) file articles of merger in the form required by Section 11.06 of the MBCA (the “Articles of Merger”) with the Secretary of State of the Commonwealth of Massachusetts (the “MSOS”) as provided in Section 11.06 of the MBCA; (b) duly make all other filings and recordings required by the MBCA in order to effectuate the Merger; (c) file a certificate of merger in the form required by Section 252 of the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “DSOS”) as provided by Section 252 of the DGCL; and (d) duly make all other filings and recordings required by the DGCL in order to effectuate the Merger. The Merger shall become effective at the later of (i) when the Articles of Merger have been duly filed with, and accepted for record by, the MSOS and (ii) when the Certificate of Merger has been duly filed with, and accepted for record by, the DSOS, or at such later time as may be agreed to by Parent and the Company in writing and specified in the Articles of Merger and the Certificate of Merger (the date and time that the Merger becomes effective is referred to as the “Effective Time”).
     Section 1.4. Effects of the Merger. The Merger shall have the effects set forth in this Agreement and Section 11.07 of the MBCA and Section 252 of the DGCL.
     Section 1.5. Articles of Organization. At the Effective Time, the restated articles of organization of the Company, as amended, shall be the articles of organization of the Surviving Corporation, until thereafter amended in accordance with applicable Law.

     Section 1.6. Bylaws. At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation (with such changes, to be effective at the Effective Time, as Parent proposes), until thereafter amended in accordance with applicable Law.
     Section 1.7. Officers and Directors. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
     Section 1.8. Effect on Capital Stock. At the Effective Time, pursuant to this Agreement and by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:
          (a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 1.8(d) below (the “Excluded Shares”) and any Dissenting Shares) shall be canceled and converted into the right to receive an amount in cash equal to $17.00, without interest (the “Merger Consideration”), payable to the holder thereof in accordance with Article 2.
          (b) All shares of Company Common Stock (other than the Dissenting Shares) shall cease to be outstanding and shall be automatically canceled and retired and shall cease to exist.
          (c) Each holder of a certificate that, immediately prior to the Effective Time, represented any shares of Company Common Stock other than Dissenting Shares and Excluded Shares (a “Certificate”) shall cease to have any rights with respect to such shares of Company Common Stock, other than the right to receive the Merger Consideration. Each Dissenting Share shall be treated in accordance with Section 2.10 below.
          (d) Each share of Company Common Stock that is owned directly or indirectly by Parent, Merger Sub, the Company or any Subsidiary of the Company immediately prior to the Effective Time shall be automatically canceled and retired and shall cease to exist, and no consideration shall be made or delivered in exchange therefor.
          (e) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
     Section 1.9. Company Stock Options; Company ESPP; Other Company Equity Awards.
          (a) All outstanding options to acquire shares of Company Common Stock from the Company (collectively, “Company Stock Options”) heretofore granted under any

Company Stock Plan shall become in accordance with their terms exercisable and vested in full immediately prior to the Effective Time and, if not exercised at or prior to the Effective Time, shall be terminated and converted at the Effective Time, in settlement and cancellation thereof, into the right to receive a lump sum cash payment from the Surviving Corporation, in accordance with Section 1.9(e), of an amount, if any, equal to: (i) the excess, if any, of (A) the per share Merger Consideration over (B) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (ii) the number of shares of Company Common Stock subject to such Company Stock Option.
          (b) As soon as practicable following the date of this Agreement, the Company’s Board of Directors (or, if appropriate, any committee administering the Company’s Employees’ Stock Purchase Plan (the “Company ESPP”)) shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the Company ESPP: (i) each individual holding an “Option” (as defined in the Company ESPP) under the Company ESPP (an “ESPP Option”) as of the date of this Agreement shall not be permitted (x) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect when such ESPP Option was granted, or (y) to make separate non-payroll contributions to the Company ESPP on or following the date of this Agreement; (ii) no individual who does not hold an outstanding ESPP Option as of the date of this Agreement may commence participation in the Company ESPP prior to the Effective Date; (iii) each outstanding ESPP Option shall be terminated prior to the Effective Date as provided in the Company ESPP; (iv) each Company ESPP participant’s accumulated contributions under the Company ESPP shall be refunded by the Surviving Corporation promptly following the Effective Time in accordance with the terms of the Company ESPP, and will not be converted into shares of Company Common Stock or the right to receive the Merger Consideration and (v) the Company ESPP shall terminate as of the Effective Date and no further rights shall be granted or exercised under the Company ESPP thereafter.
          (c) As of the Effective Time, shares of Company Common Stock awarded pursuant to a Company Stock Plan and made subject to vesting or other lapse restrictions (“Company Restricted Shares“) outstanding immediately prior to the Effective Time shall vest in full and become free of applicable lapse restrictions as of the Effective Time.
          (d) As of the Effective Time, each award of a right to shares of Company Common Stock pursuant to a Company Stock Plan that is subject to vesting or other lapse restrictions (“Company RSUs”) that is outstanding immediately prior to the Effective Time shall vest in full and become free of applicable lapse restrictions as of the Effective Time and shall, as of the Effective Time, be canceled and extinguished, and the holder thereof shall be entitled to receive from the Surviving Corporation (in accordance with Section 1.9(e)) an amount in cash equal to the Merger Consideration with respect to each share previously subject to such RSU and not previously delivered pursuant to such Company RSU.
          (e) Promptly after the Effective Time and not later than three (3) Business Days after the Closing Date (unless additional time is required to process payments under the Company’s payroll systems), Parent shall cause the Surviving Corporation payroll agent to pay to each holder of Company Stock Options and Company RSUs the cash payments specified in this Section 1.9. The Company’s payroll processor shall be instructed by the Surviving Corporation to promptly pay the holders of Company Stock Options and Company RSUs the amounts they are entitled to receive hereunder, less any amounts required to be withheld under any applicable law in accordance with Section 2.7. No interest shall be paid or accrue on the cash payments contemplated by this Section 1.9. Parent shall at all times from and after the Effective Time cause the Surviving Corporation to have (and the Surviving Corporation shall maintain) sufficient liquid funds to satisfy the Surviving Corporation’s obligations to holders of Company Equity Awards pursuant to this Section 1.9.
          (f) Prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation Committee of the Board of Directors of the Company, as applicable, to the extent permitted by the terms of the Company Stock Plans and any agreement governing the terms of the Company Equity Awards, shall take all actions reasonably necessary to effectuate the provisions of this Section 1.9, including the vesting of awards and the conversion of each Company Stock Option and Company RSUs into the right to receive an amount in cash as described in Sections 1.9(a) and 1.9(d) respectively.
          (g) The Company shall take all necessary actions as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) in connection with the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act.
          (h) For the avoidance of doubt, as of the Effective Time, all Company Equity Awards that are issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall be canceled and retired and shall cease to exist in accordance with Article 1 hereof. The consideration paid pursuant to this Section 1.9 upon the surrender or exchange of all Company Equity Awards shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Equity Awards, and, from and after the Effective Time, there shall be no further registration of transfers on the records of the Company of Company Stock Options or Company RSUs which were outstanding immediately prior to the Effective Time. Prior to the Closing, the Company shall take all steps necessary (including any amendments thereto as are necessary) so that as of the Effective Time, the Company Stock Plans (and all outstanding award agreements and other agreements relating to Company Equity Awards) shall terminate, and the provisions in any other Contract or Company Benefit Plan providing for the issuance, transfer or grant of any Company Common Stock shall be void and of no effect as of and from the Effective Time, and the Company shall take all necessary actions (including any amendments thereto as are necessary) to ensure that, after the Effective Time, no holder of any Company Equity Award or any participant in or a party to the Company Stock Plans or other Contract or Company Benefit Plan shall have any right thereunder to acquire, in respect of Company Equity Awards or benefits granted prior to the Effective Time, any Company Common Stock or any other equity interest in the Surviving Corporation.
          (i) Promptly following the Effective Date and not later than three (3) Business Days after the Closing Date, Parent shall cause Surviving Corporation’s payroll agent to pay each of the individuals named on Section 1.9(i) of the Company Disclosure Schedule a cash bonus in the amount set forth opposite each such individual’s name on Section 1.9(i) of the Company Disclosure Schedule; provided, however, that if any such individual exercises any of such individual’s options set forth on Section 1.9(i) of the Company Disclosure Schedule in whole or in part, the cash bonus to be paid to such individual listed on Section 1.9(i) of the Company Disclosure Schedule shall be reduced dollar-for-dollar by an amount equal to the excess, if any, of the (i) Merger Consideration payable with respect to the Shares issuable upon exercise over (ii) the exercise price paid by such individual for such exercised option shares.
     Section 1.10. Certain Adjustments. If, between the date of this Agreement and the Effective Time: (a) the outstanding shares of Company Common Stock shall have been increased, decreased, or changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split, split-up, reverse split, combination or exchange of shares; (b) a stock dividend or dividend payable in any other securities of the Company shall be declared with a record date within such period; or (c) any similar event shall have occurred, then in each instance referred to in the preceding clauses (a) through (c) the Merger Consideration shall be appropriately adjusted to provide the holders of shares of Company Common Stock (and Company Equity Awards) the same economic effect as contemplated by this Agreement prior to such event.
ARTICLE 2
CONVERSION OF SHARES
     Section 2.1. Paying Agent. At or prior to the Effective Time, Parent shall designate, and enter into an agreement with, a bank or trust company reasonably acceptable to the Company to act as paying agent in the Merger (the “Paying Agent”). At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of shares of Company Common Stock, cash sufficient to effect the payment of the Merger Consideration to which such holders are entitled pursuant to Section 1.8(a), Section 1.9 and this Article 2 (including any interest or other earnings therein, the “Exchange Fund” ).
     Section 2.2. Payment Procedures. As promptly as practicable, but in no event later than three (3) Business Days after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of shares of Company Common Stock immediately prior to the Effective Time, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.8(a): (a) a letter of transmittal in customary form as reasonably agreed to by the Company and Parent (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent); and (b) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly executed and completed, and such other documents as the Paying Agent may reasonably require, the holder of such Certificate shall be entitled to receive the Merger Consideration in exchange for each share of Company Common Stock formerly represented by such Certificate in the form of a check, to be promptly mailed, and the Certificate so surrendered shall forthwith be canceled. No interest shall be paid or accrue on the Merger Consideration. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the applicable surrendered Certificate is registered, then it shall be a condition to the payment of such Merger Consideration that (i) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (ii) the Person requesting such payment shall have (A) paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Certificate surrendered or (B) established to the reasonable satisfaction of Parent that any such Taxes are not payable. Subject to Section 2.10 hereof, the Merger Consideration paid in accordance with the terms of this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Common Stock represented thereby.
     Section 2.3. Undistributed Merger Consideration. Any portion of the Exchange Fund that remains undistributed to holders of Certificates on the date that is one year after the Effective Time shall be delivered to the Surviving Corporation, and any holders of Certificates who have not theretofore complied with this Article 2 shall thereafter look only to the Surviving Corporation for the Merger Consideration to which such holders are entitled pursuant to Section 1.8(a) and this Article 2. Any portion of the funds made available to the Paying Agent pursuant to Section 2.1 that remains unclaimed by holders of Certificates on such date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.
     Section 2.4. No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation, the Paying Agent nor their respective directors, officers, employees and representatives shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
     Section 2.5. Investment of Merger Consideration. The Paying Agent shall invest the Exchange Funds as directed by Parent or Surviving Corporation on a daily basis in obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America; provided, however, that no gain or loss thereon shall affect the amounts payable to holders of Certificates pursuant to Section 1.8(a) and this Article 2. To the extent that there are any losses with respect to any investments of the Exchange Fund, the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by this Article 2, or all or any portion of the Exchange Fund is unavailable to promptly pay the amounts contemplated by this Article 2 for any reason, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Paying Agent to make such payments contemplated by this Article 2. Any interest and other income resulting from such investments shall become part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 1.8(a) and this Article 2 shall promptly be paid to Surviving Corporation.
     Section 2.6. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such

Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.
     Section 2.7. Withholding Rights. The Paying Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or a Company Equity Award such amount that any of them is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of any other Tax Law. To the extent that amounts are so deducted and withheld by the Paying Agent, Surviving Corporation or Parent (i) such amounts shall be paid over to the appropriate taxing authority and (ii) the amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the former holder of such shares of Company Common Stock or Company Equity Award in respect of which such deduction and withholding was made by the Paying Agent, Surviving Corporation or Parent, as the case may be, and the Paying Agent, the Surviving Corporation or Parent shall provide to the former holder of such securities written notice of the amounts so deducted or withheld.
     Section 2.8. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, all deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of the Company or Merger Sub, all other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation all right, title and interest in, to and under all of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
     Section 2.9. Stock Transfer Books. The stock transfer books of the Company shall be closed immediately upon the Effective Time, and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. At or after the Effective Time, any Certificates presented to the Paying Agent, Parent or the Surviving Corporation for any reason shall, subject to compliance with the provisions of this Article 2 by the holder thereof, be canceled and converted into the right to receive the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.
     Section 2.10. Dissenting Shares.
          (a) Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock held by a holder who is entitled to demand and has prior to the vote for the approval of this Agreement at the Company’s Stockholders Meeting, given notice of his, her or its intent to demand for appraisal of such shares in accordance with, and to the extent provided in, the MBCA and has not voted in favor of the approval of this Agreement (any such shares being referred to as “Dissenting Shares“ until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the MBCA with respect to such shares) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 2.1, but shall be entitled only to such rights as are granted by the MBCA to a holder of Dissenting Shares.

          (b) The Company will give Parent: (i) prompt notice of any written demand for appraisal received by the Company prior to the Effective Time pursuant to the MBCA, any withdrawal of any such demand, and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the MBCA that relate to such demand and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument prior to the Effective Date, and to direct all such negotiations and proceedings after the Effective Date. The Company will not, except with the prior written consent of Parent, make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument.
          (c) If the Dissenting Shares lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive Merger Consideration in accordance with Section 2.1, without interest thereon, upon surrender of the Certificates representing such shares in accordance with this Article 2. Parent shall or shall cause the Surviving Corporation to comply in all respects with Section 13 of the MBCA.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as set forth in (i) the Company Disclosure Schedule (which shall be prepared in accordance with, and qualify such representations and warranties in the manner and to the extent provided in, Section 8.9) or (ii) other than with respect to the representations and warranties contained in Section 3.2, the Company SEC Reports filed after March 11, 2009 and prior to the date hereof (other than any disclosure in such Company SEC Reports (A) that is set forth in any “Risk Factors” or “Forward Looking Statements” sections thereof, or (B) any other disclosures in such Company SEC Reports which are forward-looking in nature), in each case, if, and only if, the nature and content of the applicable disclosure in such Company SEC Report is such that its applicability to a representation or warranty contained in this Article 3 is reasonably apparent from a reading of such disclosure, the Company represents and warrants to Parent and Merger Sub as follows:
     Section 3.1. Organization and Qualification. Each of the Company and its Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of the Company and its Subsidiaries has full corporate or other power and authority to own, operate and lease the properties owned or used by it and to carry on its business as and where such is now being conducted, except where the failure to be in such standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each of the Company and its Subsidiaries is duly licensed or qualified to do business as a foreign corporation, and is in good standing as a foreign corporation, in each jurisdiction wherein the character of the properties owned or leased by it, or the nature of its business, makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The copies of the articles of organization and the bylaws, or similar organizational documents, of the Company and its Subsidiaries, including any amendments or restatements thereto, that have been made available by the Company to Parent prior to the date of this Agreement are correct and complete copies of such instruments as presently in effect.
     Section 3.2. Capitalization.
          (a) The authorized capital stock of the Company consists entirely of 8,000,000 shares of Company Common Stock and 500,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”). As of the close of business on March 31, 2010 (the “Capitalization Date”), 5,870,714 shares of Company Common Stock were issued and outstanding and no shares of Preferred Stock are issued and outstanding, which number of outstanding shares of Company Common Stock includes 109,351 shares to be issued pursuant to the conversion of Company ESPP Options effective as of March 31, 2010 (the “Conversion Shares”). No shares of Company Common Stock are held in the Company treasury or by any Subsidiary of the Company. Since the Capitalization Date, no shares of capital stock of the Company, no capital stock or other equity interests of any of its Subsidiaries, and no other securities directly or indirectly convertible into, or exchangeable or exercisable for, capital stock of the Company, or capital stock or other equity interests of any of its Subsidiaries, have been issued, other than shares of Company Common stock issued upon the exercise of Company Stock Options outstanding as of the close of business on the Capitalization Date or the settlement of Company RSU’s outstanding as of the close of business on the Capitalization Date and the Conversion Shares. All issued and outstanding shares of capital stock of the Company and all outstanding shares of capital stock or other equity interests in its Subsidiaries are validly issued, fully paid and nonassessable. As of the close of business on the Capitalization Date, there were issued and outstanding (w) Company Stock Options representing in the aggregate the right to acquire 741,511 shares of Company Common Stock under the Company Stock Plans, (y) Company Restricted Shares relating to, in the aggregate, 8,450 shares of Company Common Stock (which, for the avoidance of doubt, are included in the number of issued and outstanding shares of Company Common Stock set forth in the second sentence of this Section 3.2(a)) and (z) Company RSUs relating to, in the aggregate, 10,762 shares of Company Common Stock. As of the close of business on March 31, 2010, the plan year for the Company ESPP beginning on April 1, 2009 concluded and participants in such plan year purchased and are entitled to receive the number of Conversion Shares noted above. The enrollment period for the Company ESPP plan year commencing on April 1, 2010, closed on March 22, 2010, and 274 employees of the Company and its Subsidiaries elected to participate in the Company ESPP for such plan year, and all contributions to the Company ESPP for such plan year will be treated in the manner described in Section 1.9(b). Section 3.2(a) of the Company Disclosure Schedule sets forth a correct and complete list, as of the close of business on the Capitalization Date, of the number of shares of Company Common Stock subject to outstanding Company Stock Options and RSUs (vested and unvested), the number of outstanding unvested Company Restricted Shares, the number of outstanding rights to purchase shares of Company Common Stock or other outstanding rights to purchase or receive Company Common Stock, or benefits based on the value of Company Common Stock, granted under the Company Stock Plans, and for each category of shares or rights, the holders thereof, the dates of grant, the exercise prices thereof and the vesting provisions thereof (if any). The Company has made available to Parent copies of all award agreements, grant documents or similar documents related to any and all Company Equity

Awards and any other outstanding rights to purchase or receive Company Common Stock, or benefits based on the value of Company Common Stock. No bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of capital stock of the Company may vote (“Company Voting Debt”) are issued or outstanding. There are no outstanding obligations of the Company or its Subsidiaries, contingent or otherwise, to repurchase, redeem or otherwise acquire any shares of capital stock or other equity or voting interests of the Company or any of its Subsidiaries or any obligations binding on the Company or any of its Subsidiaries to grant or extend such rights. Except as set forth above, no shares of capital stock or other voting securities of the Company have been issued or reserved for issuance or are outstanding, other than the shares of Company Common Stock reserved for issuance under the Company Stock Plans and the Company ESPP and the Conversion Shares. Except as set forth above, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound: (A) obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or any of its Subsidiaries or any Company Voting Debt; (B) obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, unit, commitment, Contract, arrangement or undertaking or (C) pursuant to which any Person is or may be entitled to receive any payment or other consideration or value based upon or valued by reference to the capital stock of the Company or capital stock or other equity interests of its Subsidiaries, dividends paid on the capital stock of the Company or dividends paid or distributions made on the capital stock or other equity interests of its Subsidiaries or the revenue, financial performance, stock or equity performance or other attribute of the Company or any of its Subsidiaries (other than ordinary course payments to employees of the Company or its Subsidiaries (including bonus payments)). The Company has prior to the date of this Agreement provided Parent with a correct and complete copy of each Company Stock Plan. Neither the Company nor any of its Subsidiaries is party to or, to the knowledge of the Company, bound by any Contracts or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of its capital stock or other equity interests.
          (b) As of the close of business on April 1, 2010, there was no outstanding Indebtedness of the Company or its Subsidiaries other than Indebtedness identified in Section 3.2(b) of the Company Disclosure Schedule.
          (c) The Company owns, directly or indirectly, beneficially and of record, all of the issued and outstanding shares of capital stock and other equity interests of its Subsidiaries, free and clear of all Liens. No shares of capital stock or other voting securities of any Subsidiary of the Company has been reserved for issuance to anyone other than the Company or any of its Subsidiaries. A correct and complete list of all of the Company’s Subsidiaries, together with the jurisdiction of incorporation or organization of each Subsidiary and the holder(s) of their respective outstanding capital stock or other equity interests is set forth in Section 3.2(b) of the

Company Disclosure Schedule. Except for its interest in the Subsidiaries, the Company does not own, directly or indirectly, any capital stock interest, equity membership interest, partnership interest, joint venture interest or other equity interest in any Person. Neither the Company nor any of its Subsidiaries is obligated to make any contribution to the capital of, make any loan to or guarantee the debts of any Person (excluding the Company’s wholly-owned Subsidiaries). No shares of capital stock of, or other equity interests in, any Subsidiary of the Company are reserved for issuance.
     Section 3.3. Authorization. The Company has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the approval and adoption of this Agreement and the Merger by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote on the Merger (the “Company Requisite Stockholder Vote”) and the filing and recordation of appropriate merger documents as required by the MBCA and the DGCL. Without limiting the generality of the foregoing, the Board of Directors, at a meeting duly called and held on April 2, 2010, by unanimous vote of all directors (i) determined and declared that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) adopted this Agreement, (iii) directed that this Agreement be submitted to the stockholders of the Company for their adoption and approval; (iv) the Merger Consideration for outstanding shares of Company Common Stock is fair to the Company’s stockholders and (v) resolved to recommend that the stockholders of the Company approve this Agreement and the Merger. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company or its stockholders are necessary to authorize this Agreement and to consummate the transactions contemplated hereby, other than, with respect to the consummation of the Merger, the approval of this Agreement and the Merger by the Company Requisite Stockholder Vote and the filing and recordation of appropriate merger documents as required by the MBCA and the DGCL. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, subject (as to enforceability) to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles in a proceeding at law or in equity (the “Bankruptcy and Equity Exception” ).
     Section 3.4. No Violation.
          (a) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger and the other transactions contemplated hereby will not: (i) constitute or result in any violation of any provision of the articles of organization, bylaws or similar organizational document of the Company or any of its Subsidiaries, as amended or restated; or (ii) except as set forth on Section 3.4(a) of the Company Disclosure Schedule, subject to obtaining or making the consents, approvals, Orders, authorizations, registrations, declarations and filings referred to in Section 3.4(b) (or any section of the Company Disclosure Schedule relating thereto), (A) conflict with, or result in any violation of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, modification, cancellation or acceleration of any obligation or loss of material benefit) under, require a consent or waiver under, constitute a change in control under, require a payment of a material penalty under or result in the imposition of any Lien (other than a Permitted Lien) on the Company’s or any of its Subsidiaries’ properties, rights or assets under, any of the terms, conditions or provisions of any Company Benefit Plan, Contract or insurance policy to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties, rights or assets may be bound; or (B) violate, result in a breach of or constitute a default under, or result in a right of revocation or termination under or loss of, any judgment, injunction, ruling, order, arbitral award or decree (each, an “Order”), any material Company Permit, or any constitution, treaty, statute, law, principle of common law, ordinance, rule or regulation of any Governmental Entity (each, a “Law”) applicable to the Company or any of its Subsidiaries or any of their respective properties, rights and assets, except, in the case of this clause (ii), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
          (b) No consent, approval, Order or authorization of, notice to, or registration, declaration or filing with, any supranational, national, state, provincial, municipal, local or foreign government, any instrumentality, subdivision, court, arbitrator, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, judicial, administrative, taxing, importing or other governmental, quasi-governmental authority or any stock market or stock exchange on which shares of the Company Common Stock are listed for trading (each, a “Governmental Entity”), or any other Person is required with respect to the Company or any of its Subsidiaries or their respective properties, rights or assets in connection with the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder or the consummation of the Merger and the other transactions contemplated hereby, except for those required under or in relation to: (i) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (ii) the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”); (iii) the MBCA with respect to the filing and recordation of the Articles of Merger; (iv) the DGCL with respect to the filing and recordation of the Certificate of Merger; (v) those items identified on Section 3.4(b) of the Company Disclosure Schedule; (vi) the requirements of the NASDAQ Global Market with respect to the Merger; and (vii) such consents, approvals, Orders, authorizations, registrations, declarations and filings the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Consents, approvals, Orders, authorizations, registrations, declarations and filings required under or in relation to any of clauses (i) through (vii) above are referred to as the “Applicable Consents.”
     Section 3.5. Filings with the SEC; Financial Statements.
          (a) The Company has filed all forms, certifications, reports, statements and other documents (including all exhibits, supplements and amendments thereto) required to be filed by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2006 (the “Applicable Date”) (collectively, with any amendments thereto filed prior to the date of this Agreement, the “Company SEC Reports”). No Subsidiary of the Company was or is required to file any registration statement, prospectus, report, schedule, form, statement or other document with the SEC. None of the Company SEC Reports, as of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All of the Company SEC Reports, as of their respective filing dates (and as of the date of any amendment to the respective Company SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations thereunder applicable to such SEC Reports. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC.
          (b) Each of the financial statements (including, in each case, the related notes and schedules thereto) of the Company included in the Company SEC Reports, as of their respective dates (and as of the date of any amendment to the respective Company SEC Report) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by the SEC on Form 10-Q under the Exchange Act) applied on a consistent basis during the periods and the dates involved (except as may be disclosed in the notes thereto) and fairly present, in all material respects, the consolidated financial position and consolidated results of operations and cash flows and changes in stockholders’ equity of the Company and its Subsidiaries as of the respective dates or for the respective periods set forth therein, subject, in the case of the unaudited interim financial statements, to the absence of notes and normal year-end adjustments.
          (c) The Company has disclosed, based on the most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) all “significant deficiencies” and “material weaknesses” in the design or operation of internal control over financial reporting which are known to the Company and that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s and its Subsidiaries’ internal control over financial reporting. Since the Applicable Date and as of the date hereof, to the knowledge of the Company, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available or provided access to or otherwise disclosed to Parent all matters referred to in the first sentence of this Section 3.5(c).

          (d) The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) intended to ensure that material information relating to the Company, including its Subsidiaries, is made known to its principal executive officer and principal financial officer by others within those entities. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act. The Company is in compliance in all material respects with the applicable listing and other rules and regulations of The Nasdaq Global Market.
     Section 3.6. Undisclosed Liabilities. Except (i) to the extent disclosed or reserved or reflected in the consolidated balance sheet of the Company as of December 31, 2009 (including the notes thereto) included in the Company SEC Reports filed prior to the date of this Agreement, (ii) liabilities incurred on behalf of the Company or any Subsidiary in conjunction or accordance with or as contemplated by this Agreement, (iii) liabilities incurred in the ordinary course of business, consistent with past practices, since December 31, 2009 or (iv) as set forth on Section 3.6 of the Company Disclosure Schedule, neither of the Company nor its Subsidiaries have any liabilities, absolute or contingent, required by GAAP to be set forth in a consolidated balance sheet of the Company or in the notes thereto, except for any such liabilities which do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 3.7. Absence of Certain Changes. Except as set forth on Section 3.7 of the Company Disclosure Schedule, since December 31, 2009 through the date of this Agreement, except for the execution and performance of this Agreement and the discussions and negotiations related thereto, the Company and each of its Subsidiaries has conducted its business in all material respects only in the ordinary course of business consistent with past practice and there has not been or occurred:
          (a) any change, event, occurrence or circumstance, that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and
          (b) any other action or event that would have been prohibited by (assuming the Parent did not consent thereto) the provisions of Section 5.1 had such action or event occurred after the date of this Agreement and prior to the Effective Date.
     Section 3.8. Anti-takeover Statutes; No Rights Agreement.
          (a) The Company and the Board of Directors of the Company have taken all action necessary to exempt this Agreement, the Merger and the transactions contemplated hereby from the requirements of the provisions of Chapter 110C and Chapter 110F of the Massachusetts General Laws and any other takeover, anti-takeover, moratorium, “fair price,” “control share,” or similar Law that may be applicable to the Company or any of its Subsidiaries. To the knowledge of the Company, other than Chapters 110C and 110F of the Massachusetts General Laws, there are no takeover, anti-takeover, moratorium, “fair price,” “control share,” or similar Laws that are applicable to the Company or any of its Subsidiaries. The Company has validly opted out of the requirements and provisions of Chapter 110D of the Massachusetts General Laws in its Restated Articles of Organization and therefore Chapter 110D is not applicable to this Agreement, the Merger and the transactions contemplated hereby. There are no anti-takeover provisions in the Company’s Restated Articles of Organization or bylaws or similar documents of any Subsidiary of the Company.
          (b) The Company is not party to or subject to a rights agreement, a “poison pill” or similar agreement or plan.
     Section 3.9. Litigation; Orders. Except as set forth in Section 3.9 of the Company Disclosure Schedule, there is no claim, action, suit, arbitration, proceeding, investigation or inquiry, whether civil, criminal or administrative (“Litigation”), pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. None of the Company, any of its Subsidiaries or any of their respective businesses or assets is subject to any Order of any Governmental Entity that does have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, no director or officer of the Company or any of its Subsidiaries is a defendant in any material Litigation to which the Company or any of its Subsidiaries is not also a defendant, including as a nominal defendant, in connection with his or her status as a director or officer of the Company or any of its Subsidiaries. Except as set forth in Section 3.9 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any material settlement agreement with material ongoing obligations relating to any Litigation involving the Company or any of its Subsidiaries or any of their respective businesses or assets.
     Section 3.10. Permits; Compliance with Laws.
          (a) Except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries hold all permits, licenses, franchises, variances, exemptions, certificates, Orders and approvals of all Governmental Entities that are necessary for the operation of their respective businesses as now being conducted (collectively, the “Company Permits”), and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened. The Company and each of its Subsidiaries has been and is in compliance with the Company Permits, except, for instances of noncompliance where the failure to comply does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
          (b) The Company and its Subsidiaries are, and since the Applicable Date have been, in compliance with any applicable Laws and Orders, except for failures to comply or violations that do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Without limiting the foregoing, each of the Company and its Subsidiaries is, and has been, in compliance with the applicable provisions of all state and federal health care Laws, state and federal privacy and security Laws applicable to individually identifiable patient information, and the Federal Food, Drug, and Cosmetic Act, as amended, and the applicable rules, regulations, and requirements adopted by the Governmental Entities related to such Laws, except where non-compliance does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 3.11. Tax Matters. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company or its Subsidiaries:
          (a) Each of the Company and its Subsidiaries have timely filed (taking into account valid extensions of time within which to file) with the appropriate Tax authorities all income and other Tax Returns required to be filed by the Company and its Subsidiaries. All such Tax Returns when filed were complete and accurate. Except as set forth in Section 3.11(a) of the Company Disclosure Schedule, all Taxes of the Company and its Subsidiaries (whether or not shown on Tax Returns), except those not yet due and payable, have been paid. Neither the Company nor any of its Subsidiaries has received written notice of any claim by any authority in a jurisdiction where neither the Company nor its Subsidiaries files any Tax Returns that either is or may be subject to the imposition of any Tax by that jurisdiction and, to the Company’s knowledge, no such claim has been made verbally.
          (b) There is no Litigation now pending, or to the Company’s knowledge, threatened against the Company or any of its Subsidiaries with respect to any liability for Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. Neither the Company nor any of its Subsidiaries has issued to any Person a power of attorney with respect to any Tax of the Company or any of its Subsidiaries.
          (c) The Company and each of its Subsidiaries has timely withheld and paid to the appropriate Governmental Entity all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third Person, and the Company and each of its Subsidiaries has complied with all associated reporting and recordkeeping requirements.
          (d) Except as set forth on Section 3.11(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (nor any predecessor) has been a member of an affiliated group of corporations (within the meaning of section 1502 of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which has been the Company). Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of state, local or foreign law or regulation), as a transferee or successor, by contract, or otherwise.
          (e) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing

Date, (ii) “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law), (iii) installment sale or open transaction disposition made on or prior to the Closing Date or (iv) prepaid amount received on or prior to the Closing Date.
          (f) The Company has made available to Parent or its representatives true and complete copies of (i) all Tax Returns of the Company and each of its Subsidiaries, including any such Tax Returns filed or included in any consolidated Tax Returns of the Company for the past three (3) years and for any other tax year with respect to which there is a pending audit, and (ii) all written communications relating to any Tax Returns or to any deficiency or claim proposed and/or asserted with respect thereto, irrespective of the outcome of such matter. Except as set forth in Section 3.11(f) of the Company Disclosure Schedule, there are no pending audits of any Tax Returns.
          (g) Except as set forth in Section 3.11(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) is or has ever been a partner in a partnership or an owner of an interest in an entity classified or treated as a partnership for federal income Tax purposes, (ii) is subject to Section 999 of the Code, (iii) is a party to an agreement relating to the sharing, allocation, or payment of, or indemnity for, Taxes.
          (h) There are no Liens (other than Permitted Liens) for Taxes upon any of the assets of the Company and its Subsidiaries, taken as a whole.
          (i) Neither the Company nor any of it Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Code section 355(a)(1)(A).
          (j) Neither the Company nor any of it Subsidiaries has participated in any reportable or listed transaction as defined under Treasury Regulations section 1.6011-4.
          (k) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(l)(A)(ii) of the Code.
          (l) Except as set for on Section 3.11(l) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is obligated to make any payment in the nature of compensation that would not be deductible under Code section 162.
     Section 3.12. Intellectual Property.
          (a) Section 3.12(a) of the Company Disclosure Schedule lists all patents and patent applications owned by the Company or any of its Subsidiaries that are material to the Company’s operations (“Company Patents”); all registered trademarks and registrations and applications therefor and all unregistered trademarks owned by the Company or any of its Subsidiaries that are material to the Company’s operations (“Company Trademarks”); and all registered copyrights and unregistered copyrights owned by the Company or any of its Subsidiaries that are material to the Company’s operations (“Company Copyrights”). Except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the Company Patents and all claims incorporated therein, and all Company Trademarks and Company Copyrights, are valid, subsisting and enforceable in the jurisdictions in which they are filed or issued; (ii) the Company and its Subsidiaries have good title to the Company Patents, Company Trademarks, and Company Copyrights; (iii) to the knowledge of the Company, with respect to items other than the Company Patents, Company Trademarks and Company Copyrights, the Company and its Subsidiaries have sufficient rights to use such Intellectual Property Rights in the conduct of their respective businesses (together with the Company Patents, Company Trademarks and Company Copyrights, all of the foregoing items are hereinafter referred to as the “Company Intellectual Property”); and (iv) except as listed on Section 3.12(a) of the Company Disclosure Schedule, to the knowledge of the Company, the Company and its Subsidiaries are the sole owners of all Company Intellectual Property, and none of the Company Intellectual Property is in the possession, custody, or control of any Person other than the Company or a Subsidiary of the Company.
          (b) Section 3.12(b) of the Company Disclosure Schedule identifies each material item of Intellectual Property Rights (“Licensed Intellectual Property”) that is used by the Company or any of its Subsidiaries pursuant to any license, sublicense or other agreement, other than licenses arising from the purchase of “off the shelf” software products or any software embedded in any equipment or product purchased by the Company from a third Person (“Off the Shelf Software”, and the licenses required to be set forth on Section 3.12(b) of the Company Disclosure Schedule, the “Company Licenses”) and identifies, to the extent applicable, each Company License pursuant to which such Licensed Intellectual Property is licensed. Except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the Company and its Subsidiaries use the Intellectual Property Rights of third parties only pursuant to valid, effective written license agreements; (ii) the Company Licenses are in full force and effect; and (iii) the transactions contemplated by this Agreement will not affect the right of the Company or any of its Subsidiaries to use, license, or sell any Licensed Intellectual Property.
          (c) Except as set forth on Schedule 3.12(c) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries has received any written, or to the knowledge of the Company, any oral, charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation by the Company or any of its Subsidiaries with any of the Intellectual Property Rights of any other Person (including any claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property Rights of any third party in connection with the conduct of the business of the Company and its Subsidiaries or the use of the Company Intellectual Property or Licensed Intellectual Property). To the knowledge of the Company, neither the Company nor any of its Subsidiaries requires any material Intellectual Property Rights to conduct the business of the Company and its Subsidiaries substantially as presently conducted that the Company and its Subsidiaries do not already own or license or could purchase or license on commercial terms. The Company has no knowledge of any infringement or misappropriation by others of material Intellectual Property Rights owned by the Company or any of its Subsidiaries. To the knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries does not infringe on or misappropriate any material Intellectual Property Rights of others, except where such infringement or misappropriation does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
          (d) Except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and its Subsidiaries own or have valid and enforceable rights to use all computer software and all source code, object code and related documentation thereof used by them in the operation of their respective businesses (“Internal Use Software”), without any known conflict with the Intellectual Property Rights of other Persons; (ii) to the knowledge of the Company, the Company or a Subsidiary of the Company possesses or controls the source code, object code and documentation for all Internal Use Software other than Off the Shelf Software; (iii) the Company and its Subsidiaries have disclosed source code to Internal Use Software that is proprietary to the Company and other than Off the Shelf Software only pursuant to written confidentiality terms that reasonably protect the Company or any of its Subsidiaries’ rights in such Internal Use Software; (iv) no Internal Use Software is subject to any obligation that would require the Company or its Subsidiaries to divulge to any person any source code or trade secret that is part of any material Software and that is also proprietary to the Company, or make payments for the use thereof, except for license fees and (v) the Internal Use Software owned or licensed by the Company and any of its Subsidiaries, and the rights of the Company and its Subsidiaries with respect to the Internal Use Software are adequate in all material respects to serve the needs of the business of the Company and its Subsidiaries as currently conducted.
          (e) For purposes of this Agreement, “Intellectual Property Rights” means all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, software, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, renewals, extensions and reissues; (iii) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models and designs (collectively, “Trade Secrets”); and (iv) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.
     Section 3.13. Employee Benefits.
          (a) Section 3.13(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all material Plans which the Company or any of its Subsidiaries maintains or sponsors in whole or in part, or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, or under which the Company or any of its Subsidiaries has or may have any liability, or which benefits any current or former employee, officer or director, consultant or independent contractor of the Company, any of its Subsidiaries, or the beneficiaries or dependents of any such Person (each, a “Company Benefit Plan”). For purposes of this Agreement, the term “Plan” means any plan, program, agreement or arrangement that is: (i) an “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA; (ii) an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA; (iii) a stock bonus, stock purchase, stock option, restricted stock or similar equity-based plan; or (iv) any other deferred-compensation, retirement, welfare-benefit, bonus, incentive or fringe-benefit plan or similar arrangement, agreement, practice or policy. For purpose of this Section 3.13, any reference to Company or Subsidiary shall be deemed to refer also to any entity which is under common control or affiliated with the Company within the meaning of Section 4001 of ERISA, and the rules and regulations promulgated thereunder and/or Sections 414(b), (c), (m) or (o) of the Code.
          (b) The Company has made available to Parent true, correct and complete copies of all documents, summary plan descriptions, insurance contracts, third party administration contracts and all other documentation created to embody, or relating to, all material Company Benefit Plans (including, where applicable, the most recent determination letter from the IRS).
          (c) Except as otherwise disclosed in Section 3.13(c) of the Company Disclosure Schedule, each Company Benefit Plan is in compliance in all material respects with the terms of such Company Benefit Plan, the applicable requirements of the Code, ERISA and all other applicable Law, except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the Company’s knowledge, each Company Benefit Plan intended to be qualified under Section 401(a) of the Code and each related trust intended to be exempt from tax pursuant to Section 501(a) of the Code satisfies, both in form and operation, the requirements for such qualification and exemption in all material respects.
          (d) There are no pending, or to the Company’s knowledge, threatened claims, suits, proceedings, prosecutions, inquiries, hearings, audits, investigations or disputes under the terms of, or in connection with, the Company Benefit Plans other than routine claims for benefits which are payable in the ordinary course of business consistent with past practice.
          (e) Except as set forth in Section 3.13(e) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (i) entitle any Person to (or accelerate the timing of) any material payment, forgiveness of Indebtedness, vesting, distribution, or material increase in benefits under or with respect to any Company Benefit Plan or (ii) trigger any obligation to fund any Company Benefit Plan. Except as set forth in Section 3.13(e) of the Company Disclosure Schedule, no payment to be made in connection with a change in control contemplated by this Agreement would fail to be deductible by reason of Code section 280G or result in the imposition of an excise tax on any Person pursuant to Code section 4999.
          (f) No liability has been or would reasonably be expected to be incurred by the Company under or pursuant to Title I or IV of ERISA or the penalty, excise tax or joint and several liability provisions of the Code or ERISA relating to the Company Benefit Plans and, to the Company’s knowledge, no event, transaction or condition has occurred or exists that could result in such liability of the Company or, following the Effective Time, the Surviving Corporation, Parent or any such Company Benefit Plan.

          (g) At no time has the Company contributed to, been required to contribute to, or incurred any withdrawal liability (within the meaning of Section 4201 of ERISA) with respect to any Plan which is a Multiemployer Plan.
          (h) Each “group health plan” (within the meaning of Section 4980B of the Code) maintained by the Company has been administered, in all material respects, in compliance with the coverage continuation requirements contained in the Consolidated Omnibus Budget Reconciliation Act of 1985 and as provided under Section 4980B of the Code, except would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
          (i) Except as disclosed on Section 3.13(i) of the Company Disclosure Schedule or as required under Section 601 et seq. of ERISA, no Company Benefit Plan provides benefits or coverage in the nature of life or disability insurance or health or medical benefits (whether or not insured) following retirement or other termination of employment.
          (j) Except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each “nonqualified deferred compensation plan” (within the meaning of Code section 409A(d)(1) and applicable regulations) with respect to any service provider to the Company (i) complies, in all respects, and has been operated in compliance, in all respects, with the requirements of Code section 409A and regulations promulgated thereunder or (ii) is exempt from compliance under the “grandfather” provisions of IRS Notice 2005-1 and applicable regulations and has not been “materially modified” (within the meaning of IRS Notice 2005-1 and Treasury Regulations §1.409A-6(a)(4)) subsequent to October 3, 2004.
          (k) Except as disclosed on Section 3.13(k) of the Company Disclosure Schedule, each Company Benefit Plan and any related Contracts may be amended or terminated without material penalty other than (i) the payment of benefits, fees or charges accrued or incurred through the date of termination and (ii) as may be prohibited by the express terms thereof.
          (l) With respect to each Company Benefit Plan that is subject to legal requirements of a jurisdiction outside the United States, except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, such plan has been established and administered, in all respects, in accordance with such requirements and has been registered (if applicable) and is, and has been, in good standing with applicable Governmental Entities.
     Section 3.14. Employee Matters.
          (a) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement and to the Company’s knowledge there are no labor unions or other organizations representing, purporting to represent or attempting to represent any employees of the Company or its Subsidiaries. During the last three (3) years, there has not occurred nor, to the Company’s knowledge, has there been threatened any strike, slowdown, picketing, walkouts, work stoppage, concerted refusal to work overtime or other similar material labor activity with respect to any employees of the Company or its Subsidiaries. There are no labor disputes currently subject to any grievance procedure, arbitration or Litigation and there is no representation petition pending or, to the Company’s knowledge, threatened with respect to any employee of the Company or any of its Subsidiary seeking recognition of a bargaining representative.
          (b) The Company and its Subsidiaries are in compliance with all Laws relating to labor and employment, including those relating to wages, hours, overtime, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, discrimination, retaliation, immigration control, employee classification as exempt or non-exempt for overtime purposes, classification of Persons as independent contractors or employees, information privacy and security, payment and withholding of Taxes and continuation coverage with respect to group health plans and occupational health and safety, except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar state or local Law which remains unsatisfied, and neither the Company nor any of its Subsidiaries has planned or announced any “plant closing”, workforce reduction or “mass layoff” as contemplated by WARN affecting any site of employment or facility of the Company or any of its Subsidiaries. As of the date hereof, there is no Order that limits or restricts in any material respect the Company or any of its Subsidiaries from relocating or closing any of the material operations of the Company or any of its Subsidiaries.
     Section 3.15. Contracts.
          (a) Section 3.15 of the Company Disclosure Schedule lists the following Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries, or any of their respective properties or assets, is bound (each a “Material Contract”):
               (i) any loan or credit agreement, indenture, note, debenture, mortgage, pledge, security agreement or capital lease or any surety or guarantee relating to any Indebtedness or any Guarantee;
               (ii) any Contract (other than a purchase order for supplies, raw materials or inventory entered into in the ordinary course of business consistent with past practice and that does not contain any minimum purchase or similar requirement) that by its terms calls for, or would reasonably be expected to result in aggregate payments by or to the Company or any of its Subsidiaries under such Contract of more than $125,000 per annum;
               (iii) any Contract that is filed with the SEC under Item 6.01 of Regulation S-K of the Exchange Act or disclosed on a Current Report on Form 8-K;

               (iv) any Contract that by its terms materially restricts the conduct of any current or future line of business by the Company or any of its Subsidiaries or Affiliates, or, after the Effective Time, would by its terms materially restrict the conduct of any current or future line of business by Parent or any of its Subsidiaries or Affiliates or would prevent any of them from entering into any territory, market or field, or any Contract that includes a grant to any Person of most-favored nation rights or similar rights;
               (v) any Contract that provides for or otherwise relates to a material joint venture, partnership, strategic alliance or similar arrangement;
               (vi) any Contract involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of a material amount of the assets of any Person, business or of capital stock or other equity interests that (A) is currently in effect or (B) pursuant to which the Company has continuing indemnification, “earn-out” or other liabilities or obligations (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practices);
               (vii) any Company License;
               (viii) (A) any employment or consulting agreement or bonus agreement, (B) any Contract providing for the payment, increase or vesting of any material benefits or compensation in connection with the transactions contemplated hereby, (C) any Contract providing for change of control benefits, severance or a similar arrangement and (D) any Contract providing for indemnification, in each of clauses (A) through (D), with any executive officer or any other employee of the Company or any of its Subsidiaries earning a base annual salary in excess of $125,000, or a member of the Company’s or any of its Subsidiaries’ board of directors or similar governing body;
               (ix) any Real Property Lease;
               (x) any Contract that prohibits payment of dividends or distributions in respect of the capital stock or equity interests of the Company or any of its Subsidiaries, prohibits the pledging of the Company’s or any of its Subsidiaries’ capital stock or equity interests, or prohibits the issuance of guarantees by the Company or any of its Subsidiaries; and
               (xi) any other material Contract not entered into in the ordinary course of business consistent with past practices.
The Company has made available to Parent a true and complete copy of each Material Contract required to be listed on Section 3.15(a) of the Company Disclosure Schedule.
          (b) Except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) each Material Contract to which the Company or any of its Subsidiaries is a party is in full force and effect and is valid and binding on and enforceable against the Company and/or its Subsidiaries, as applicable, in accordance with their terms and, to the knowledge of the Company, no other Person that is a party thereto has alleged that it is not binding on and enforceable to them; (ii) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party to any such Material Contract, is in material breach thereof or material default thereunder, and no event has occurred that, with the giving of notice or the lapse of time or both, would constitute a material breach thereof or material default thereunder; and (iii) each of the Company and its Subsidiaries and, to the knowledge of the Company, the other Person or Persons party thereto has materially performed all of its material obligations required to be performed by it under each Material Contract to which the Company or any of its Subsidiaries is a party.
     Section 3.16. Environmental. Except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries are and have been in material compliance with all applicable Environmental Laws and have obtained all Environmental Permits necessary for their operations as currently conducted; (ii) to the knowledge of the Company, there have been no Releases of any Hazardous Substance that could form the basis of any Environmental Claim against the Company or any of its Subsidiaries; (iii) to the knowledge of the Company, there are no Environmental Claims pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries; and (iv) neither the Company nor any of its Subsidiaries is subject to any written order, judgment, decree, letter or memorandum by or with any Governmental Entity imposing any liability or obligation under any Environmental Law on the Company or any of its Subsidiaries.
     Section 3.17. Company Real Property.
          (a) Section 3.17(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all of the real property owned in fee by the Company or any of its Subsidiaries (the “Owned Property”), including the address of the Owned Property and the name of the fee owner. The Company or one of its Subsidiaries has good, valid, and marketable title in fee simple to all of the Owned Property, free and clear of Liens, except for Permitted Liens. With such exceptions as do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company, neither the Company nor any of its Subsidiaries is in material default under any restrictive covenants, declarations or restrictions affecting the Owned Property, which default remains uncured.
          (b) Section 3.17(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all of the real property leased, subleased, or otherwise occupied by the Company or any of its Subsidiaries (the “Leased Property”), including the address of such Leased Property, and identifying the applicable lease or other agreement, including the landlord tenant and expiration date of the current term (each, a “Real Property Lease”). The Company has made available to Parent true, correct and complete copies of the Real Property Leases, including all amendments, extension notices, estoppels, subordination, non-disturbance and attornment agreements. The Company or one of its Subsidiaries has a valid leasehold interest and right to the use and occupancy of each Leased Property, and except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse

Effect on the Company, neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any other Person, party to such Real Property Lease in question, is in material breach of, or material default under, any such Real Property Lease, and no event has occurred that, with the giving of notice or the lapse of time or both, would constitute a material breach of, or material default under, any such Real Property Lease.
          (c) Other than the rights of owners of the Leased Properties and the rights of the Company and its Subsidiaries, to the knowledge of the Company and subject to matters of record, the Owned Property and the Leased Property are free of any right of possession or claim of right of possession of any other party.
          (d) There is no pending or, to the knowledge of the Company, threatened eminent domain, condemnation or similar proceeding affecting any Owned Property or, to the knowledge of the Company, there is no pending or threatened eminent domain, condemnation or similar proceeding affecting any Leased Property.
          (e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each of its Subsidiaries has good and marketable title to, or, in the case of property held under a lease or other Contract, an enforceable leasehold interest in, or right to use, all of the personal properties, rights and assets, whether tangible or intangible currently used in the operation of its business (“Personal Property”). Except as disclosed in Section 3.17(e) of the Company Disclosure Schedule, none of the Personal Property is subject to any Lien, except for Permitted Liens and such matters which do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The property and equipment of the Company and its Subsidiaries that are used in the operations of business are in materially good operating condition (subject to normal wear and tear), except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 3.18. Insurance. Section 3.18 of the Company Disclosure Schedule sets forth a complete and accurate list of all currently effective insurance policies issued in favor of the Company and its Subsidiaries. Such policies are valid and, to the knowledge of the Company, are customary and adequate for companies of similar size in the industries and locations in which the Company and its subsidiaries operate. Neither the Company nor any of its Subsidiaries has received any written notice of cancellation or modification, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except for defaults that do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, or material premium increase with respect to, any such policies.
     Section 3.19. Suppliers. The Company and its Subsidiaries have adequate sources of supply for the operation of the business of the Company and its Subsidiaries as presently conducted. Except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company has not received any written notice of the intention of any material supplier to: (a) cease doing business or reduce or adversely alter in any material respect the business transacted with the Company or any of its Subsidiaries or (b) terminate any contract with the Company or any of its Subsidiaries.
     Section 3.20. Affiliate Transactions. All transactions, agreements, or arrangements between the Company or any of its Subsidiaries, on the one hand, and any Affiliate of the Company (other than its Subsidiaries), on the other hand, that are required to be disclosed in the Company SEC Reports in accordance with Item 404 of Regulation S-K under the Securities Act have been so disclosed.
     Section 3.21. Opinion of Financial Advisor. The Board of Directors of the Company has received the written opinion of Signal Hill Capital Group LLC, dated April 2, 2010, to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock, and a copy of such opinion has been delivered to Parent.
     Section 3.22. No Brokers or Finders. With the exception of the engagement of BB&T Capital Markets and Signal Hill Capital Group LLC by the Company, none of the Company and its Subsidiaries has any liability or obligation to pay any fees or commissions to any financial advisor, broker, finder or agent with respect to the transactions contemplated hereby. The Company has prior to the date of this Agreement provided Parent with a correct and complete copy of any engagement letter or other Contract between (i) the Company and BB&T Capital Markets relating to the Merger and the other transactions contemplated hereby, and (ii) the Company and Signal Hill Capital Group LLC relating to the issuance of a fairness opinion with respect to the Merger and the other transactions contemplated hereby.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:
     Section 4.1. Organization and Qualification. Each of Parent and Merger Sub is a corporation that is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has full corporate power and authority to own, operate and lease the properties and assets owned or used by it and to carry on its business as and where such is now being conducted and is qualified, licensed or admitted to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, license or admission, except where the failure to be so qualified, licensed or admitted or to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Parent. Parent has made available to the Company complete and correct copies of Parent’s organizational documents, each as amended to the date hereof, and each as delivered is in full force and effect.
     Section 4.2. Authorization. Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent, Merger Sub and no vote or other actions of their respective stockholders are necessary to authorize this Agreement and to consummate the transactions contemplated hereby. Parent, Merger Sub and GeoDigm Corporation, as sole stockholder of Merger Sub, have taken all action necessary to approve this Agreement, the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a valid and legally binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.
     Section 4.3. No Violation.
          (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, conflict with or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result by its terms in the, termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or create any obligation to make a payment to any other Person under, or result in the creation of a Lien on, or the loss of, any assets of Parent or any of its Subsidiaries pursuant to: (i) any provision of the organizational documents of Parent, Merger Sub or any of their respective Subsidiaries; or (ii) subject to obtaining or making the consents, approvals, Orders, authorizations, registrations, declarations and filings referred to in Section 4.3(b) of the Parent Disclosure Schedule, any Contract to which Parent, Merger Sub or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound or any Order or Law applicable to Parent, Merger Sub or any of their respective Subsidiaries or their respective properties or assets, except, in the case of this clause (ii), as would not prevent or delay the consummation of the transactions contemplated hereby.
          (b) Except as set forth on Section 4.3(b) of the Parent Disclosure Schedule, no consent, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or the consummation of the Merger and the other transactions contemplated hereby, except for the Applicable Consents.
     Section 4.4. Litigation. There is no Litigation pending or, to the knowledge of Parent or Merger Sub, threatened against Parent, Merger Sub or any of their Affiliates or any of their respective officers or directors (in such capacity) or any of their respective businesses or assets, at law or in equity, before or by any Governmental Entity, whether or not covered by insurance, except as would not reasonably be expected to have a Material Adverse Effect on Parent.
     Section 4.5. Available Funds. Assuming the accuracy of the representations and warranties set forth in Section 3.2 and the Company’s performance of its obligations, covenants and agreements contained in Section 5.1, Parent and Merger Sub will have as of the Effective Time available to them, when combined with the Company’s cash and cash equivalents, all funds necessary to consummate the Merger and the other transactions contemplated hereby and to perform their obligations hereunder. As of the date of this Agreement, (i) the Equity Commitment Letter has not been amended or modified, and (ii) the commitments contained therein have not been withdrawn or rescinded in any respect. As of the date of this Agreement, the Equity Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and Sponsor. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent, Merger Sub or Sponsor under any term or condition of the Equity Commitment Letter.
     Section 4.6. No Brokers or Finders. No financial advisor, broker or finder is entitled to any fee or commission with respect to the transactions contemplated hereby based on arrangements made by or on behalf of Parent or Merger Sub.
     Section 4.7. No Prior Activities of Merger Sub. Except for obligations or liabilities incurred in connection with its incorporation or the negotiation and consummation of this Agreement and the transactions contemplated hereby (including any financing), Merger Sub has not incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever, or entered into any agreements or arrangements with any Person or entity. As of the Effective Time, Merger Sub’s common stock will be the only class or series of its capital stock that is issued and outstanding and all of such stock shall be owned directly by Parent or by a wholly-owned Subsidiary of Parent.
     Section 4.8. No Ownership of Stock of Company. Neither Parent, nor Sponsor, nor, to the knowledge of Parent, their respective Affiliates, including Merger Sub, taken together as a group, beneficially own in excess of 1% of the lesser of the aggregate number of outstanding Company Common Stock and neither Parent, nor Sponsor, nor to the knowledge of Parent, any of their respective Affiliates, including Merger Sub, is or has been deemed to be, within three years prior to the date of this Agreement an “interested stockholder” or an “affiliate of an interested stockholder” for purposes of Chapter 110F of the General Laws of Massachusetts.
     Section 4.9. Solvency. Assuming (a) that the Company is Solvent immediately prior to the Effective Time, (b) the satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger, or waiver of such conditions, (c) the accuracy and completeness of the representations and warranties of the Company set forth in Article 3 (without giving effect to any knowledge, materiality or “Material Adverse Effect on the Company” qualifications or exceptions contained therein or in the defined terms used therein) and (d) that the Company financial statements set forth in the SEC Reports fairly present in all material respects the consolidated financial condition of the Company as of the end of the periods covered thereby and the consolidated results of operations of the Company for the periods covered thereby, and after giving effect to the Merger, including the payment of the aggregate Merger Consideration, payment of all amounts required by this Agreement to be paid in connection with the consummation of the Merger, and payment of all related fees and expenses (with respect to fees and expenses of the Company incurred prior to the Effective Time, assuming the material accuracy of the estimates set forth on Section 4.9 of the Company Disclosure Schedule), each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Merger and the transactions contemplated thereby. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all liabilities of such Person that have been disclosed to, or are otherwise known to, Parent, including contingent and other liabilities that have been disclosed to, or are otherwise known to, Parent, as of such date, as such terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the known and probable liabilities of such Person on its existing debts (including contingent and other liabilities that have been disclosed to, or are otherwise known to, Parent) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities that have been disclosed to, or are otherwise known to, Parent, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its known liabilities, including contingent and other liabilities that have been disclosed to, or are otherwise known to, Parent, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet such obligations as they become due.
     Section 4.10. Management Arrangements. As of the date of this Agreement, none of Parent, Merger Sub, Sponsor nor any of Sponsor’s Affiliates, or, to the knowledge of Parent, any of the other Affiliates of Parent or Merger Sub (other than Sponsor and its Affiliates), has entered into any contract, agreement, arrangement or understanding, oral or written, with any of the officers or directors of the Company, or any Person known by Parent to be an Affiliate of any director or officer of the Company, that is currently in effect or that would become effective in the future (upon consummation of this Agreement and transactions contemplated thereby or otherwise) and that has not been disclosed to the board of directors of the Company.
ARTICLE 5
PRE-CLOSING COVENANTS
     Section 5.1. Covenants of the Company.
          (a) During the period commencing on the date of this Agreement and continuing until the Effective Time, except as specifically contemplated and permitted by this Agreement, described in Section 5.1 of the Company Disclosure Schedule or as otherwise approved in advance by Parent in writing (such approval not to be unreasonably withheld, conditioned or delayed); provided, however, that consent of Parent shall be deemed to have been given if Parent does not object within five (5) Business Days from the date on which written request for such consent is provided by the Company to Parent:
          (i) Ordinary Course. The Company shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary and usual course of business consistent with past practice. The Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to: (A) preserve substantially intact the business organization of the Company and its Subsidiaries and their respective material rights and material properties, (B) to keep available the services of their respective present officers and key employees, (C) operate in all material respects in compliance with all applicable Laws, (D) maintain and preserve, in all material respects, the current relationships of the Company and its Subsidiaries with customers, licensees, suppliers and other Persons with which the Company and its Subsidiaries has a business relationship and (E) maintain in effect the current insurance coverage set forth on Schedule 3.18 of the Company Disclosure Schedule maintained by the Company or any of its Subsidiaries or comparable replacement insurance coverage.
          (ii) Governing Documents. The Company shall not, and shall not permit any of its Subsidiaries to, make any change or amendment to its articles of organization, bylaws or similar organizational documents.
          (iii) Dividends. The Company shall not, and shall not permit any of its Subsidiaries to, declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or other property) with respect to any shares of its capital stock or any other voting securities, other than dividends and distributions by a Subsidiary to the Company or another Subsidiary of the Company.
          (iv) Changes in Share Capital. The Company shall not, and shall not permit any of its Subsidiaries to, (i) purchase or redeem any shares of its capital stock or any other securities or any rights, warrants or options to acquire any such shares or other securities, (ii) adjust, split, reverse split, combine, subdivide or reclassify any of its capital stock or any other securities or (iii) make any other changes in its capital structure (except, in the case of clauses (i) and (iii) only, the issuance of the Conversion Shares, the issuance of the Company Common Stock pursuant to the exercise of Company Stock Options outstanding as of the close of business on the Capitalization Date, the settlement of any Company RSUs outstanding as of the close of business on the Capitalization Date, the forfeiture of any Company Restricted Shares, the surrender of shares of Company Common Stock to the Company or the withholding of shares of Company Common Stock by the Company to cover withholding obligations).
          (v) Company Benefit Plans. The Company shall not, and shall not permit any of its Subsidiaries to, (i) amend, suspend or terminate any provision of any Company Benefit Plan, except to the extent necessary to comply with applicable Law, (ii) adopt or enter into any arrangement that would be a Company Benefit Plan, (iii) increase or accelerate the vesting or payment of the compensation, bonus opportunities or severance, change in control or other benefits of or grant or pay any benefits to, any director, officer or employee or any other Person, or take any similar action, except, in the case of this clause (iii), (A) to the extent required under the terms of any agreements, trusts, plans, funds or other arrangements existing as of the date of this Agreement and listed on Section 3.13(a) of the Company Disclosure Schedule, (B) to the extent required by applicable Law or (C) in the ordinary course of business, consistent with past practice, to non-executive employees of the Company or its Subsidiaries who receive less than $125,000 per year in base salary from the Company and its Subsidiaries, and (iv) grant any severance or termination pay to any present or former director, officer or employee or consultant of the Company or its Subsidiaries, other than as required pursuant to a Company Benefit Plan in effect as of the effectiveness of this Agreement and disclosed in the Company Disclosure Schedule.
          (vi) Issuance of Securities. Except for the issuance of Company Common Stock upon the exercise of Company Stock Options, the settlement of Company RSUs, and the issuance of the Conversion Shares, in each case outstanding as of the close of business on the Capitalization Date in accordance with their current terms, the Company shall not, and shall not permit any of its Subsidiaries to: (i) grant, issue or sell any shares of capital stock or any other securities, including Company Voting Debt, (ii) issue any securities convertible into or exchangeable for, or options, warrants to purchase, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or enter into any Contract with respect to the issuance of, any shares of capital stock or any other securities, including Company Voting Debt or (iii) take any action under or amend the terms of the Company Stock Plans, Employee Benefit Plans or otherwise with respect to Company Stock Options, Company Restricted Shares, Company RSUs, or options under the Company ESPP that is inconsistent with the treatment contemplated by Section 1.9.
          (vii) Indebtedness. The Company shall not, and shall not permit any of its Subsidiaries to, incur or otherwise become liable for any Indebtedness or guarantee Indebtedness of another Person other than borrowings under Second Amended and Restated Loan Agreement by and between Bank of America, N.A., the Company and the Subsidiaries of the Company therein named (as amended from time to time, the “Credit Agreement”) so long as the aggregate outstanding borrowings or other extensions of credit thereunder do not exceed $27,500,000.
          (viii) No Acquisitions. Except for (A) purchases of inventory items or supplies in the ordinary course of business consistent with past practice or (B) capital expenditures in compliance with Section 5.1(a)(xii), the Company shall not, and shall not permit any of its Subsidiaries to, acquire: (i) by merging or consolidating with, or by purchasing stock or assets of, or by making any investment in or loan or advance to, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, (ii) any real property or (iii) assets with an aggregate value greater than $100,000.

          (ix) No Dispositions. The Company shall not, and shall not permit any of its Subsidiaries to, lease, sublease, license, mortgage or otherwise encumber, or sell, transfer or otherwise dispose of or compromise or release, any of its material properties, rights or assets (including capital stock or other equity interests of Subsidiaries of the Company), except for sales of inventory in the ordinary course of business consistent with past practice, or fail to renew or extend the term of any Real Property Lease where the option or right to renew or extend the term thereof is required to be renewed or extended prior to the Effective Time.
          (x) Taxes. The Company shall not, and shall not permit any of its Subsidiaries to, make revoke or change any material Tax election, change in any material respect any method of Tax accounting or Tax accounting period, settle or compromise any audit, claim or assessment or material liability for Taxes, enter into any closing agreement, file any amended Tax Return involving a material amount of additional Tax, surrender any right to claim a Tax refund or consent to any extension or waiver of the statue of limitations period applicable to any income and any other material Taxes, in each case except as required by GAAP or applicable Law.
          (xi) Settlement of Litigation. The Company shall not, and shall not permit any of its Subsidiaries to, settle any Litigation, except where such settlement (i) involves potential payments of less than $250,000, in the aggregate, by the Company or its Subsidiaries, (ii) does not require the Company or any of its Subsidiaries to admit liability, (iii) does not involve the Company or any of its Subsidiaries consenting to non-monetary relief and (iv) is not expected to have a material impact on Parent or the Surviving Corporation after the Closing Date.
          (xii) Capital Expenditures. The Company shall not, and shall not permit any of its Subsidiaries to, make or commit to make any capital expenditures in respect of any capital expenditure project, other than: (i) as contemplated by the capital expenditure budget attached as Section 5.1(a)(xii) of the Company Disclosure Schedule, (ii) those capital expenditures for the repair or replacement of the Company’s property that has been damaged or destroyed and is funded by the proceeds of any casualty insurance covering such property and (iii) other capital expenditures not exceeding $250,000 in the aggregate.
          (xiii) Accounting Methods. The Company shall not, and shall not permit any of its Subsidiaries to, implement or adopt any change in its material financial or tax accounting principles, practices or methods, except to the extent required by GAAP, the rules or policies of the Public Company Accounting Oversight Board or Regulation S-X under the Securities Act.
          (xiv) Material Contracts. The Company shall not, and shall not permit any of its Subsidiaries to, (i) modify, amend, terminate or waive any material rights under any Material Contract, (ii) enter into any Contract, which if entered into prior to the date of this Agreement would have been a Material Contract (other than in the ordinary course of business consistent with past practices and not of the type referred to in Section

3.15(a)(i), (iv), (v), (vi), (viii), (x) or (xi)) or (iii) enter into any new Contract that contains a change of control or similar provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated by this Agreement.
          (xv) Confidentiality Agreements. The Company shall not, and shall not permit any of its Subsidiaries to (A) waive, release, grant or transfer any right of material value, other than in the ordinary course of business and consistent with past practice or (B) agree to modify in any material adverse respect, or fail to enforce or consent to any material matter with respect to which the Company’s or its Subsidiaries’ consent is required, under any material confidentiality, standstill or similar agreement to which the Company or its Subsidiaries are party.
          (xvi) WARN. The Company shall not, and shall not permit any of its Subsidiaries to, effectuate or permit a “plant closing” or “mass layoff”, as those terms are defined in WARN, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any of its Subsidiaries.
          (xvii) Dissolution and Reorganization. The Company shall not, and shall not permit any of its Subsidiaries to, adopt a plan or agreement of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries.
          (xviii) SEC Filings. The Company shall file its reports, statements and other documents with the SEC as required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder.
          (xix) No Related Actions. The Company shall not, and shall not permit any of its Subsidiaries to, authorize or enter into any agreement, commitment, or arrangement to do any of the foregoing set forth in Sections 5.1(a)(ii)-(xviii).
          (b) No Control of the Company’s Business. Parent acknowledges and agrees that: (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
     Section 5.2. Proxy Statement; Company Stockholders Meeting.
          (a) As soon as practicable (and, in any event, within fifteen (15) Business Days) after the date of this Agreement, the Company shall prepare and file with the SEC a preliminary proxy statement and proxy card with respect to the Merger and the other transactions contemplated hereby (collectively, including all amendments or supplements thereto, the “Proxy Statement”). Subject to Section 5.5, the Board of Directors, shall include in the Proxy Statement the recommendation of the Board of Directors that the stockholders of the Company vote to approve the Merger and this Agreement (the “Company Recommendation”) and will use reasonable best efforts to include the written opinion referred to in Section 3.21. Parent, Merger Sub and the Company shall cooperate with each other and provide reasonable assistance to each other in connection with the preparation of the Proxy Statement and shall promptly provide to each other any information regarding such party that is necessary to include in the Proxy Statement. Without limiting the generality of the foregoing, (i) the Company shall provide Parent a reasonable opportunity to review and comment on the Proxy Statement and shall consider in good faith and include such comments reasonably proposed by Parent and (ii) each of Parent and Merger Sub will furnish to the Company in writing the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. Parent shall ensure that such information supplied by it in writing specifically for inclusion in the Proxy Statement will not, on the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading. Subject to Parent’s and Merger Sub’s compliance with this Section 5.2(a), the Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC and mailed to its stockholders as promptly as practicable after its filing with the SEC; provided, however, that the Company shall not be required to mail the Proxy Statement to its stockholders or to call, give written notice of, convene and hold the Company Stockholders Meeting on or prior to the Go-Shop Period End Date. The Company shall, as promptly as practicable after receipt thereof, provide Parent with copies of all written comments, and advise Parent of all oral comments, with respect to the Proxy Statement received from the SEC and the Company shall provide Parent a reasonable opportunity to review and comment on such comments to the Proxy Statement and shall consider in good faith and include such comments reasonably proposed by Parent. If, at any time prior to the Effective Time, any information relating to the Company, or any of its Subsidiaries, officers or directors, should be discovered by Parent or the Company that is required to be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading, then the party that discovers such information shall promptly notify the other parties hereto and, to the extent required by Law, the Company shall promptly file with the SEC and disseminate to its stockholders an appropriate amendment or supplement describing such information. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and consider in good faith and include such comments reasonably proposed by Parent. The Company shall ensure that the Proxy Statement (i) will not, on the date that it is first mailed to stockholders of the Company and as of the time of the Company Stockholders Meeting, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading, and (ii) comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company shall not be responsible for information supplied by or on behalf of Parent or Merger Sub in writing specifically for inclusion in the Proxy Statement.
          (b) The Company shall use its reasonable best efforts to have the SEC confirm that it has no further comments on the Proxy Statement as soon as reasonably practicable after its filing with the SEC and, as soon as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement, duly take, in accordance with all applicable Law, the articles of organization and bylaws of the Company and the Rules of The Nasdaq Global Market, all action necessary to call, give written notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of obtaining the Company Requisite Stockholder Vote with respect to the transactions contemplated hereby and shall take all reasonable and lawful action to solicit the approval and adoption of this Agreement by the Company Requisite Stockholder Vote; provided, however, that the Company will not be required to mail the Proxy Statement to its stockholders, call, give written notice of, convene and hold the Company Stockholders Meeting on or prior to the Go-Shop Period End Date. The Company (and its Board of Directors and any special committee thereof formed to evaluate an Acquisition Proposal): (a) shall take all action that is reasonable and lawful to solicit from the stockholders of the Company proxies in favor of this Agreement and the Merger and shall take all other action reasonably necessary or advisable to secure the Company Requisite Stockholder Vote in the manner required by the rules of The Nasdaq Global Market and the MBCA to obtain such approvals and (b) subject to Section 5.5(f) and Section 5.5(g), shall not withhold, withdraw or modify, or publicly propose or resolve to withhold or modify, the Company Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company, after consultation with Parent, may adjourn or postpone the Company Stockholders Meeting (i) with Parent’s consent, as necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders within a reasonable amount of time in advance of the Company Stockholders Meeting, (ii) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or (iii) for the duration and pendency of any Notice Period then in effect and for a reasonable time thereafter (not to exceed two (2) Business Days) in order to permit notification to be sent to the Company’s stockholders regarding such adjournment or postponement (provided, however, this clause (iii) shall not apply if Parent, in its sole and absolute discretion, elects in a written notice to the Company to forego any such pending Notice Period). For the avoidance of doubt, unless this Agreement is terminated pursuant to Section 7.1, the Company shall be obligated to undertake the foregoing actions described in this Section 5.2 irrespective of whether a Change in Company Recommendation shall have occurred. Parent and the Company shall each be responsible to pay fifty percent (50%) of any and all fees and expenses incurred, indirectly or directly, by the Company in connection with the filing, printing and mailing of the Proxy Statement and the holding of the Company Stockholders’ Meeting, unless this Agreement is terminated pursuant to Section 7.1(b), 7.1(d), 7.1(e), 7.1(g) or 7.1(h), in which case the Company shall be solely responsible for such fees and expenses.
     Section 5.3. Further Information. Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, upon reasonable notice, afford Parent and its counsel, accountants, consultants, other authorized Representatives and prospective lenders, financing sources and their Representatives reasonable access, during normal business hours, subject in each case to such reasonable limitations on the time of day and the manner of the access to maintain confidentiality, to the officers, employees, properties, books and records of the Company and its Subsidiaries; provided, that Parent and its Representatives shall conduct their review in such a manner as not to unreasonably interfere with the business or operations of the Company and its Subsidiaries; and provided further, however, that the foregoing shall not require the Company to permit any inspection or disclose any information that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties in violation of a confidentiality obligation of the Company or any of its Subsidiaries. Without limitation of the foregoing, the Company shall cause its and its Subsidiaries’ officers and employees to furnish such financial and operating data and other information as may be reasonably requested by Parent from time to time. All of the requirements of this Section 5.3 shall be subject to: (i) any prohibitions or limitations of applicable Law, (ii) the terms of any Contract entered into prior to the date hereof to which the Company or any of its Subsidiaries is a party to the extent disclosure thereof to Parent would reasonably be expected to violate the terms of such Contract (it being agreed that the parties shall use their reasonable efforts to cause such information to be provided in a manner that does not cause such violation or prohibition), (iii) any restrictions which the Company reasonably believes are necessary to preserve the attorney-client privilege of the Company or any of its Subsidiaries and (iv) the Confidentiality Agreement.
     Section 5.4. Reasonable Best Efforts.
          (a) Subject to Sections 5.4(c) and 5.5, each of the Company and Parent shall reasonably cooperate with and assist the other party, and shall (and shall cause their respective Subsidiaries and Representatives to) use all of their respective reasonable best efforts, to promptly: (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtain and maintain all (A) approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any other Person, including any Governmental Entity, that are necessary, proper or advisable to consummate the Merger and other transactions contemplated hereby and (B) any notices or consents disclosed or required to be disclosed on the Company Disclosure Schedule or required to prevent the occurrence of an event reasonably likely to have an adverse effect on the Company or its Subsidiaries (or their respective rights, properties or assets) after the Effective Time, in each case, in the most expeditious manner practicable, but in any event before the Termination Date. Subject to Section 5.4(c), except as otherwise expressly contemplated hereby, each of the Company and Parent shall not, and shall cause its respective Subsidiaries not to, take any action or knowingly omit to take any action within its reasonable control where such action or omission would, or would reasonably be expected to, result in (A) any of the conditions to the Merger set forth in Article 6 not being satisfied prior to the Termination Date or (B) a material delay in the satisfaction of such conditions.
          (b) In furtherance and not in limitation of the foregoing, as soon as reasonably practicable following the execution of this Agreement, each party hereto shall (and/or, if applicable, cause its ultimate parent to) file with the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) a Notification and Report Form relating to the Merger and the transactions contemplated hereunder pursuant to the HSR Act, and use commercially reasonable efforts to obtain early termination thereunder; provided, however, that the parties shall not be required to file such Notification and Report Forms until the second Business Day after the Go-Shop Period End Date unless Parent shall elect otherwise and notifies the Company in writing a reasonable period of time prior to filing. Each party shall promptly supply the other party with any information which may be required in order to effectuate such filing and supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act. Parent and the Company shall each pay fifty percent (50%) of all filing fees under the HSR Act.
          (c) In connection with this Section 5.4, the parties hereto shall (and/or, if applicable, cause its ultimate parent to) (i) cooperate in all respects with each other in connection with any filing, submission, investigation or inquiry related to the Merger and other transactions contemplated hereby, (ii) promptly inform the other party of any communication (written or oral) received by such party from, or given by such party to, the DOJ, FTC or any other Governmental Entity and of any material communication (written or oral) received or given in connection with any proceeding by a private party, in each case, regarding any of the transactions contemplated hereby, (iii) have the right to review in advance, and to the extent practicable, each shall consult the other on, any filing made with, or written materials to be submitted to, the DOJ, the FTC or any other Governmental Entity or, in connection with any proceeding by a private party, any other Person, in connection with any of the transactions contemplated hereby and (iv) consult with each other in advance of any meeting, discussion, telephone call or conference with the DOJ, the FTC or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent not expressly prohibited by the DOJ, the FTC or any other Governmental Entity or Person, give the other party the opportunity to attend and participate in such meetings and conferences, in each case, regarding any of the transactions contemplated hereby; provided, that all such obligations pursuant to clause (i)-(iv) above shall be deemed void or limited if or to the extent such actions would in the opinion of the applicable party’s outside legal counsel violate any applicable Law; and provided, further, that no party shall be required to, and the Company (and, with respect to the effects listed in clauses (i) and (ii) below, Parent) shall not and shall cause its Subsidiaries not to (without the prior written consent of Parent or the Company, as the case may be), enter into any agreements or commitments or take any other actions to resolve any such objections or actions if such agreement, commitment or other action would reasonably be expected, individually or in the aggregate, to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) result in any of the transactions contemplated by this Agreement being rescinded following the Effective Time, (iii) limit or otherwise adversely affect the right of Parent (or any Affiliate thereof) to own or vote any shares of capital stock of the Surviving Corporation, control the Surviving Corporation or operate all or any portion of the business of the Company and its Subsidiaries or (iv) require or compel the Company, any of the Company’s Subsidiaries, Parent or any Affiliate of Parent to dispose of all or any portion of its properties or assets. The parties hereto may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.4 as “Outside Counsel Only.” Such materials and the information contained therein shall be given only to the outside legal counsel (and experts and consultants retained by such outside counsel) of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 5.4, materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Company and its Subsidiaries.
     Section 5.5. Acquisition Proposals.
          (a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m., Boston, Massachusetts time, on May 12, 2010 (the “Go-Shop Period End Date“), the Company and its Subsidiaries and their respective Representatives shall have the right, acting under the direction of the Company’s Board of Directors, to directly or indirectly: (i) initiate, solicit and encourage (including in any press release announcing this transaction), Acquisition Proposals, including by way of making public disclosure relating to such solicitation and by way of providing access to non-public information to any Person (each a “Solicited Person“), subject to first entering into an Acceptable Confidentiality Agreement with each such Solicited Person; provided, that the Company shall promptly (and in any event within 48 hours) provide or make available to Parent any non-public information concerning the Company or its Subsidiaries that is provided or made available to any Solicited Person given such access which was not previously provided or made available to Parent; and (ii) enter into and maintain, or participate in, discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations.
          (b) Subject to Sections 5.5(c), (d), and (f), from the Go-Shop Period End Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, the Company shall not, and shall cause its Subsidiaries and its and their respective officers and directors not to, and shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly: (i) initiate, solicit, knowingly facilitate or encourage (including by way of providing non-public information or access to its employees to initiate, solicit, knowingly facilitate or encourage an Acquisition Proposal) the submission of any Acquisition Proposal (or inquiries or requests that relate thereto or could reasonably be expected to lead thereto) or engage in any discussions or negotiations with respect thereto (or that could reasonably be expected to lead to an Acquisition Proposal) or otherwise cooperate with or assist or participate in or facilitate any such requests, proposals, offers, discussions or negotiations, (ii) take any action to make the provisions of any “moratorium”, “control share”, “fair price”, “affiliate transactions”, “business combination” or other anti-takeover laws and regulations of any state, including, without limitation, the provisions of

Chapter 110F of the Massachusetts General Laws, as amended, inapplicable to any transactions contemplated by an Acquisition Proposal, (iii) adopt, approve or recommend, or resolve to or publicly propose to adopt, approve or recommend, an Acquisition Proposal, or enter into any merger agreement, letter of intent, agreement in principle, acquisition agreement or agreement (other than an Acceptable Confidentiality Agreement) providing for or relating to an Acquisition Proposal or consummate any such transaction, or enter into any agreement or understanding requiring the Company to abandon, terminate or fail to consummate this Agreement or the transactions contemplated hereby or breach its obligations hereunder, or (iv) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the Company in respect of or in contemplation of an Acquisition Proposal, or propose to do any of the foregoing.
          (c) If at any time following the Go-Shop Period End Date and prior to obtaining the Company Requisite Stockholder Vote, the Company or any of its Subsidiaries has received a written Acquisition Proposal from a third party (other than a written Acquisition Proposal that was intentionally or knowingly solicited in violation of this Agreement or that directly or indirectly resulted from a material breach of this Section 5.5) that (i) the Board of Directors believes in good faith to be bona fide and (ii) the Board of Directors determines in good faith, after consultation with its outside financial and legal advisors, that the failure to take such action would be inconsistent with or in violation of the directors’ fiduciary duty under applicable Law and that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then, the Company may (A) furnish information with respect to the Company to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations (including, as a part thereof, making any counterproposals) with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that the Company (x) shall not, and shall not allow any of its Subsidiaries or its or their respective Representatives to, disclose or make available any non-public information to such Person without first entering into an Acceptable Confidentiality Agreement, and (y) will promptly (and in any event within 48 hours) provide or make available to Parent any nonpublic information concerning the Company provided or made available to such other Person which was not previously provided or made available to Parent.
          (d) (i) Notwithstanding the provisions of Section 5.5(b), the Company may take any of the actions described in Section 5.5(c) from and after the Go-Shop Period End Date and prior to obtaining the Company Requisite Stockholder Vote with respect to any party or any of its Affiliates (each such party, a “Continuing Party”) that has made a written Acquisition Proposal which was received by the Company after the date hereof and prior to the Go-Shop Period End Date and with whom the Company is having ongoing discussions or negotiations as of the Go-Shop Period End Date regarding such Acquisition Proposal, provided that, in each case, the Board of Directors believes in good faith that such Acquisition Proposal is bona fide and determines in good faith, after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal. Any determination by the Board of Directors that any such Acquisition Proposal received prior to the Go-Shop Period End Date meets the requirements described in this Section 5.5(d)(i) shall be made not later than 48 hours after the Go-Shop Period End Date. No later than 72 hours following the Go-Shop Period End Date, the Company shall notify Parent, in writing, of the identity of each Continuing Party and shall provide Parent a copy of each Acquisition Proposal received from any Continuing Party. From and after the Go-Shop Period End Date, the Company shall keep Parent reasonably informed on a current basis (and in any event within 24 hours) as of the status of any material developments, modifications, discussions and negotiations concerning all Acquisition Proposals from Continuing Parties.
          (ii) Notwithstanding anything contained in this Section 5.5(d) to the contrary, any Continuing Party shall cease to be a Continuing Party for all purposes under this Agreement at such time as its Acquisition Proposal fails to satisfy the requirements of Section 5.5(c)(i) and (ii) or otherwise expires or is withdrawn. The Company shall promptly (and in any event within 24 hours) notify Parent in writing when a Continuing Party ceases to be a Continuing Party. Subject to Section 5.5(c), at the Go-Shop Period End Date, other than with respect to Continuing Parties, the Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Person conducted theretofore by the Company, its Subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal and use its (and will cause its Subsidiaries and their respective Representatives to use their) commercially reasonable efforts to cause to be returned or destroyed all confidential information provided or made available to such Person on behalf of the Company.
          (e) After the Go-Shop Period End Date, the Company shall promptly (and in any event within 48 hours) notify Parent in writing if it receives (or after it becomes aware that one of its Representatives has received): (A) an Acquisition Proposal from a Person or group of related Persons (other than a Continuing Party) or written or verbal indication that such Person or group is considering making an Acquisition Proposal, including the material terms and conditions thereof and the identity of the Person making or proposing to make such Acquisition Proposal, to the extent known, (B) any request by any Person or group of related Persons for non-public information relating to the Company other than requests in the ordinary course of business, consistent with past practices, and reasonably believed by the Company to be unrelated to an Acquisition Proposal or (C) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal by any Person or group of related Persons. Without limiting the foregoing, the Company shall inform Parent in writing within 48 hours, in the event that it determines to begin providing information or engaging in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.5(c). The Company shall keep Parent reasonably informed on a current basis (and in any event within 24 hours) as to the status of any material developments, modifications, discussions, negotiations concerning all Acquisition Proposals from any such Persons.
          (f) Subject to Section 5.5(g), the Board of Directors shall not directly or indirectly (i) withdraw, withhold, qualify or modify in a manner adverse to Parent, publicly propose or resolve to withhold, withdraw, qualify or modify in a manner adverse to Parent, the Company Recommendation, (ii) fail to include, or publicly propose not to include, the Company Recommendation in the Proxy Statement, (iii) publicly propose to accept an Acquisition Proposal (iv) after the Go-Shop Period End Date, fail to publicly reaffirm the Company Recommendation within 48 hours after Parent so requests in writing in response to an Acquisition

Proposal that has been publicly made or publicly disclosed or announced and not withdrawn; provided, that the Company shall not be required to publicly reaffirm the Company Recommendation during any pending Notice Period; and provided further, the foregoing proviso shall not apply if Parent, in its sole and absolute discretion, elects in a written notice to the Company to forego any such pending Notice Period), or (v) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act (whether or not applicable) in a Solicitation/Recommendation Statement filed on Schedule 14D-9 or other public communication by or on behalf of the Company with respect to such Acquisition Proposal (it being understood and agreed that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not constitute a failure for purposes of clause (iv) above or this clause (v)) (each of the actions or omissions described in clauses (i) through (v) above, a “Change in Company Recommendation”); provided, that at any time prior to obtaining the Company Requisite Stockholder Vote, if the Company receives an Acquisition Proposal (including from a Continuing Party) after the date hereof and the Board of Directors concludes in good faith, after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to effect a Change in Company Recommendation would be inconsistent with the fulfillment of its fiduciary duties under applicable Law, the Board may (i) cause the Company to terminate this Agreement pursuant to Section 7.1(h) to concurrently enter into a definitive agreement with respect to such Superior Proposal and/or (ii) effect a Change in Company Recommendation; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (i) and any purported termination pursuant to the foregoing clause (i) shall be void and of no force and effect, unless concurrently with such termination the Company pays the Termination Fee payable pursuant to Section 7.2(c); provided, further, that the Company may not terminate this Agreement pursuant to the foregoing clause (i) and the Board of Directors may not effect a Change in Company Recommendation pursuant to the foregoing clause (ii) unless the Company shall have provided prior written notice to Parent, at least four (4) Business Days in advance (the “Notice Period“), of its intention to effect a Change in Company Recommendation or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall include a written summary of the material terms and conditions of such Superior Proposal (including the identity of the Person or group of Persons making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the Person or group of Persons making such Superior Proposal and any other material documents relating thereto. During the Notice Period, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make adjustments in the terms and conditions of this Agreement and the Equity Commitment Letter, and the Board of Directors shall take into account any changes to the financial and other terms of this Agreement and the Equity Commitment Letter proposed by Parent in response to any such written notice by the Company in evaluating whether the Acquisition Proposal ceases to constitute a Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notice by the Company and a new Notice Period, except that such new Notice Period shall be two (2) Business Days; and provided, further, that the Company shall not be permitted to terminate this Agreement pursuant to the foregoing clause (i) in order to accept a Superior Proposal (and any purported termination pursuant to the foregoing clause (i) shall be void and of no force and effect) if such Superior

Proposal was knowingly and intentionally solicited in violation of this Agreement or that directly or indirectly resulted from a material breach of this Section 5.5).
          (g) Notwithstanding anything to the contrary contained in this Section 5.5 or elsewhere in this Agreement, the Board of Directors may, prior to obtaining the Company Requisite Stockholder Vote and solely in response to an Intervening Event, effect a Change in Company Recommendation, if the Board of Directors determines in good faith (after consultation with its outside legal advisors) that the failure to take such action would be inconsistent with the fulfillment of its fiduciary duties; provided, however, that prior to taking such action, (i) the Board of Directors shall have given Parent at least four (4) Business Days’ prior written notice of its intention to take such action and a description of the Intervening Event, (ii) the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make adjustments in the terms and conditions of this Agreement and the Equity Commitment Letter and (iii) the Board of Directors shall have taken into account any changes to the financial and other terms of this Agreement proposed by Parent in response to any such written notice by the Company and shall have determined in good faith, after consultation with its outside legal advisors, that failure to effect a Change in Company Recommendation in response to an Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law.
          (h) Nothing contained in this Section 5.5 or elsewhere in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (whether or not applicable) or from otherwise making any disclosure to its stockholders that is required by applicable Law; provided, however, that any communications to stockholders under such rules other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act (whether or not applicable), an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation in favor of the Merger, shall be deemed to be a Change of Company Recommendation.
          (i) For purposes of this Section 5.5, “Board” or “Board of Directors” means the Board of Directors of the Company or a special committee of the Board of Directors appointed by the Board of Directors to evaluate any Acquisition Proposal.
     Section 5.6. Indemnification; Directors and Officers Insurance.
          (a) Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the respective articles of organization, certificates or articles of incorporation or bylaws (or comparable organizational documents) of the Company or any of its Subsidiaries, for a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall: (i) indemnify and hold harmless current and former officers and directors of the Company or any of its Subsidiaries, and any Person prior to the Effective Time serving at the request of the Company or a Subsidiary of the Company as a director or officer (or similar fiduciary agent of another corporation, partnership, trust, employee benefit plan or other enterprise), as provided in the respective certificates or articles of incorporation or bylaws (or comparable organizational documents) of the Company or any of its Subsidiaries (collectively, the “Indemnified Persons”) to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, in connection with any Claim and any judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom; and (ii) promptly pay on behalf of each of the Indemnified Persons, to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, any Expenses incurred in defending, serving as a witness with respect to, or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Person of any Expenses incurred by such Indemnified Person in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to Parent’s or the Surviving Corporation’s, as applicable, receipt of an undertaking by or on behalf of such Indemnified Person, if required or permitted by applicable Law, to repay such Expenses if it is ultimately determined under applicable Law that such Indemnified Person is not entitled to be indemnified. The indemnification and advancement obligations of Parent and the Surviving Corporation pursuant to this Section 5.6(a) shall extend to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto). All rights to indemnification and advancement conferred hereunder shall continue as to a person who has ceased to be a director or officer of the Company or the Subsidiaries after the date hereof and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. For purposes of this Section 5.6(a): (x) the term “Claim” means any threatened, asserted, pending or completed claim, proceeding, investigation or inquiry, whether instituted by any party hereto, any Governmental Entity or any other party, that any Indemnified Person in good faith reasonably believes might lead to the institution of any such claim, proceeding, investigation or inquiry, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such Indemnified Person’s duties or service as a director or officer of the Company or any of the Subsidiaries, at or prior to the Effective Time at the request of the Company or any of the Subsidiaries; and (y) the term “Expenses” means reasonable attorneys’ fees and all other reasonable out-of-pocket costs, expenses and obligations (including, without limitation, experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in at the request of Parent or Surviving Corporation (including on appeal), or preparing to investigate, defend, be a witness in or participate in at the request of Parent or Surviving Corporation, any Claim for which indemnification is authorized pursuant to this Section 5.6(a), including any action relating to a claim for indemnification or advancement brought by an Indemnified Person. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Claim in respect of which indemnification has been sought by such Indemnified Person hereunder unless: (i) such settlement, compromise or judgment includes an unconditional release of such Indemnified Person from all liability arising out of such Claim, (ii) such Indemnified Person otherwise consents thereto, or (iii) Parent or the Surviving Corporation acknowledges that such Claim is subject to this Section 5.6.
          (b) Prior to the Effective Time, the Company shall purchase, and following the Effective Time, Parent and the Surviving Corporation shall maintain in effect for a term of six (6) years after the Effective Time, without any lapse in coverage, one or more so called “tail” or “run-off” directors and officers liability insurance policies with respect to wrongful acts and/or omissions committed or allegedly committed by the Indemnified Persons at or prior to the Effective Time (including, but not limited to, any acts or omissions in connection with this Agreement and the consummation of the transactions contemplated hereby) (“D&O Insurance”). Such D&O Insurance shall have a maximum premium of 300% of last year’s annual premium for the Company’s existing directors and officers liability insurance policy (the “Premium Limit”), an aggregate coverage limit over the term of such policy at least as great as the aggregate annual coverage limit under the Company’s existing directors’ and officers’ liability insurance policy, with a term of at least six (6) years and shall also be as near as possible in all other material respects to such existing policy; provided, however, that if the premium for six (6) years of D&O Insurance on such terms will exceed the Premium Limit, the Company may modify the term or coverage amounts so long as the premium does not exceed the Premium Limit.
          (c) Parent shall cause the Surviving Corporation to possess sufficient assets in order for the Surviving Corporation to fulfill its obligations under this Section 5.6, provided, however, that to the extent the Surviving Corporation is unable to fulfill its obligations hereunder, Parent shall assume all such obligations. The provisions of this Section 5.6 shall survive the consummation of the Merger for a period of six years and are expressly intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification set forth in this Section 5.6 are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. If Parent and/or the Surviving Corporation, or any of their respective successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, (A) to the extent necessary, a proper provision shall be made so that the successors and assigns of Parent and/or Surviving Corporation, as the case may be, shall assume the obligations of Parent and Surviving Corporation set forth in this Section 5.6 and (B) prompt notice thereof shall be provided to the Indemnified Persons.
          (d) For a period of six (6) years from and after the Effective Date, the articles of organization and by-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were directors and officers prior to the Effective Time than are presently set forth in the Company’s restated articles of organization, as amended, and bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect the rights thereunder of any such individuals.

     Section 5.7. Public Announcements. Subject to the Company’s rights under Section 5.5(a), neither Parent nor the Company shall issue any press release or otherwise make any public statement with respect to the transactions contemplated hereby without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), unless Parent or the Company (as the case may be) determines that the issuance of such press release or the making of such other public statement is required by applicable Law or by obligations pursuant to any applicable listing agreement with any national securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance.
     Section 5.8. State Takeover Laws. If any “moratorium”, “control share acquisition”, “fair price”, “affiliate transaction”, “business combination” or similar Law is or shall become applicable to the transactions contemplated hereby, then each of Parent, Merger Sub the Company and the Board of Directors of the Company shall, to the extent within their power or control, grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or similar Law on the transactions contemplated hereby.
     Section 5.9. Notification of Certain Matters. Parent shall use its reasonable best efforts to give prompt written notice to the Company, and the Company shall use its reasonable best efforts to give prompt written notice to Parent, of: (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which such party is aware and that would be reasonably likely to cause the conditions set forth in Section 6.1, 6.2 or 6.3 not to be satisfied or result in such satisfaction being materially delayed or (b) any material failure of such party or of any officer, director, employee or Representative thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not limit or otherwise affect the remedies available under this Agreement to the party giving or receiving such notice; and provided further, that no party shall have the right not to close the Merger or the right to terminate this Agreement as a result of the failure of delivery of such a notice by another party hereto if the underlying breach would not result in such party having such rights under the terms of Articles 6 and 7 hereof.
     Section 5.10. Confidentiality. Each of the Company and Parent acknowledges and confirms that (a) the Company, Sponsor and Parent have entered into a Confidentiality Agreement, dated February 19, 2010 (the “Confidentiality Agreement”), (b) all information provided by a party hereto to another party hereto pursuant to this Agreement is subject to the terms of the Confidentiality Agreement and (c) the Confidentiality Agreement shall remain in full force and effect in accordance with its terms and conditions.
     Section 5.11. Employee Matters.
          (a) Parent hereby agrees that, for a period of one year immediately following the Effective Time, it shall, or it shall cause the Surviving Corporation to, (i) provide each employee of the Company and its Subsidiaries who remains employed with the Surviving Corporation, Parent or any other Affiliate of Parent (the “Continuing Employees”) as of the Effective Time, during such continued employment (if any), with at least the same level of base salary, cash incentive compensation and other cash variable compensation (on an aggregate, not component-by-component, basis) that was provided to each such Continuing Employee immediately prior to the Effective Time, and (ii) provide the Continuing Employees with employee benefits (other than equity-based compensation) that are no less favorable, determined in the aggregate on a Plan-by-Plan basis, than those provided to such Continuing Employees immediately prior to the Effective Time (provided, that Parent’s obligations under the preceding clauses (i) and (ii) shall be limited to compensation and employee benefits disclosed to Parent and its Representatives by the Company not later than the date of this Agreement). The Company, Parent and Merger Sub agree that this Section 5.11 is not intended to, and does not, alter the at-will nature of the employment of any Continuing Employee, to the extent that the employment of such Continuing Employee prior to the Effective Time is at-will in nature.
          (b) From and after the Effective Time, Parent and its successors and assigns, shall guarantee the payment and performance of the Surviving Corporation with respect to, and cause the Surviving Corporation, and any successors or assigns, to assume, honor, perform and pay, in accordance with their terms, all supplemental employee retirement plans and other deferred compensation plans of the Company and its Subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any of its Subsidiaries. Parent shall not and shall cause the Surviving Corporation not to impair, encumber, borrow against or otherwise take any actions adverse to the beneficiaries of the Company’s supplemental employee retirement plans and other deferred compensation plans, including such life insurance policies that are maintained solely to satisfy identified obligations under such plans, other than borrowings against the policies that are used solely to make payments to the beneficiaries in accordance with the terms of the plans as and when required thereunder. Parent, and its successors and assigns, shall cause the Surviving Corporation and any and all of its successors and assigns to expressly assume the Company’s Supplemental Executive Retirement Plans described in Section 3.13(a) of the Company Disclosure Schedule (the “SERPs”). Parent shall establish a Rabbi Trust prior to the Effective Date, in form and substance reasonably acceptable to the Company, to separately hold each and every underlying insurance contract maintained solely to satisfy identified obligations under any SERP. In no event shall Parent (or any of its successors, assigns or Affiliates) allow any Lien or other security interest of any nature or kind to attach to any of the life insurance policies that are maintained solely to satisfy identified obligations under the SERPs (except as may arise under applicable Law).
          (c) Continuing Employees shall receive credit for all purposes (including, for purposes of eligibility to participate, vesting and eligibility to receive benefits) under any employee benefit plan, program or arrangement (including vacation plans, programs and arrangements) established or maintained by Parent, the Surviving Corporation or any of their respective subsidiaries under which each Continuing Employee may be eligible to participate on or after the Effective Time for service with the Company and any ERISA Affiliate through the Effective Time to the same extent recognized by the Company and any ERISA Affiliate under comparable Plans immediately prior to the Effective Time. Such employee benefit plan, program or arrangement shall credit each such Employee for service accrued or deemed accrued on or prior to the Effective Time with the Company and any ERISA Affiliate; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.
          (d) With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent or the Surviving Corporation (“Parent Welfare Benefit Plans”) in which a Continuing Employee may be eligible to participate on or after the Effective Time, Parent shall, subject to applicable Law, (a) use reasonable efforts to waive, or cause its insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each Employee under any Parent Welfare Benefit Plan to the same extent waived under a comparable Company Benefit Plan, and (b) provide credit to each Continuing Employee for any co-payments, deductibles and out-of-pocket expenses paid by such Employee under the Company Benefit Plans during the relevant plan year, up to and including the Effective Time.
          (e) Nothing in this Section 5.11, whether express or implied, shall confer upon any current or former employee of the Company or any of its Subsidiaries or Affiliates, any rights or remedies including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Section 5.11. No provision of this Section 5.11 is intended to modify, amend or create any employee benefit plan of the Company, Parent or any of their respective Subsidiaries or Affiliates.
     Section 5.12. Financing.
          (a) Parent and Merger Sub shall take (or cause to be taken) all actions, and do (or cause to be done) all things, necessary, proper or advisable to obtain the Equity Financing contemplated by the Equity Commitment Letter, including (i) maintaining in effect the Equity Commitment Letter, (ii) using their reasonable best efforts to satisfy on a timely basis all conditions applicable to Parent and Merger Sub set forth in the Equity Commitment Letter that are within their control and (iii) subject to the conditions set forth therein to consummate the financing contemplated by the Equity Commitment Letter on the terms and conditions set forth therein.
          (b) The Company shall provide all cooperation reasonably requested by Parent in its efforts to obtain debt financing in connection with the transactions contemplated by this Agreement, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries. Without limiting the generality of the preceding sentence, prior to the Closing, the Company shall, and shall cause its officers, Subsidiaries and other Representatives to (i) when requested by Parent, participate on a timely basis in a reasonable number of meetings during normal business hours with potential providers of debt financing to Parent, a reasonable number of due diligence sessions during normal business hours and a reasonable number of sessions with rating agencies during normal business hours and provide direct contact between executives of the Company and the Company’s other Representatives and potential providers of the debt financing to Parent during normal business hours, (ii) furnish Parent and potential providers of debt financing to Parent with unaudited monthly financial statements of the Company and its Subsidiaries when requested in writing when available, (iii) assist Parent with the preparation of bank information memoranda, lender presentations, rating agency presentations and similar documents and materials as may be reasonably requested by Parent, and (iv) use commercially reasonable efforts to obtain such consents and instruments which may be reasonably requested by Parent in connection with the debt financing, including customary payoff letters, Lien releases, and landlord consents and access agreements, and use commercially reasonable efforts to facilitate the pledging of collateral, including cooperating in obtaining appraisals, financial analyses, surveys, environmental assessments, third party consents and estoppels, mortgage financeability and title insurance; provided, that the Company shall not be required to pay any costs of any appraisals, surveys or environmental assessments or any commitment or similar fee in connection with such financing prior to the Effective Time; and provided further that the Company’s failure to obtain any of the foregoing, after using commercially reasonable efforts to do so, shall not constitute a breach of this Section 5.12(b) nor a failure to satisfy the conditions to closing set forth in Section 6.2(b). The Company hereby consents to the use of its logo in connection with the potential debt financing described in this Section 5.12, provided that its logo is used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries, or the reputation and good will of the Company and its Subsidiaries. Parent and Merger Sub each acknowledge and agree that the obtaining of any debt financing in connection with the transactions contemplated by this Agreement is not a condition to the Closing. All non-public information provided by the Company or any of its Subsidiaries or their Representatives in accordance with this Section 5.12 shall be kept confidential in accordance with the Confidentiality Agreement.
          (c) In the event this Agreement is terminated pursuant to Section 7.1, Parent agrees to promptly (and in any event within two (2) Business Days), upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company and its Subsidiaries in complying with this Section 5.12, and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with or arrangement of any such debt financing and any information used in connection herewith, except with respect to any information prepared or provided by the Company or any of its Subsidiaries.
     Section 5.13. Stockholder Litigation. The Company shall give Parent prompt (and in any event within 24 hours) notice of, and copies of any documents filed or served in, any stockholder litigation against the Company and/or its directors relating to this Agreement and the transactions contemplated hereby. The Company shall give Parent and its Representatives the opportunity to participate in the defense and settlement of any stockholder litigation against the Company or its directors relating to this Agreement and the transactions contemplated hereby and no such settlement shall be agreed to without Parent’s prior written consent such consent not to be unreasonably withheld, delayed or conditioned.
ARTICLE 6
CONDITIONS TO THE MERGER

     Section 6.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:
          (a) Stockholder Approval. The Merger and this Agreement shall have been approved and adopted by the Company Requisite Stockholder Vote at a Company Stockholders Meeting where a quorum is present in accordance with applicable Law.
          (b) Legality. No Law or Order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated, adopted, issued or enforced by any Governmental Entity that has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger, and no Governmental Entity shall have initiated proceedings seeking to prevent, prohibit or impose adverse conditions with respect to the Merger.
          (c) HSR Act. The waiting period applicable to the Merger under the HSR Act shall have expired or been terminated.
     Section 6.2. Additional Conditions to Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction or waiver (where permissible) on or prior to the Closing Date of the following conditions:
          (a) Representations and Warranties. The representations and warranties (i) set forth in Section 3.7(a) shall be true and correct in all respects, (ii) set forth in Sections 3.1 (first sentence only), 3.2(a), 3.2(b), Section 3.3, 3.4(a)(i), 3.8 and 3.21 disregarding all qualifications therein (or in defined terms used therein) relating to materiality or the term Material Adverse Effect on the Company, shall be true and correct in all material respects at and as of the Effective Time as if made at and as of the Effective Time (except to the extent such representations and warranties relate to a specific date, in which case the representation and warranty shall be true and correct as of such specified date) and (iii) set forth in Article 3 hereof (other than the Sections of Article 3 described in clause (i) or (ii) above), disregarding all qualifications contained therein (or in defined terms used therein) relating to materiality or the term Material Adverse Effect on the Company, shall be shall be true and correct at and as of the Effective Time as if made at and as of the Effective Time (except to the extent such representations and warranties relate to a specific date, in which case the representation shall be true and correct as of such specified date), except, in the case of this clause (iii) only, to the extent the failure of any such representation and warranty to be true and correct would not reasonably be expected to have (taken together with all other breaches or violations of representations, warranties, covenants and agreements of the Company hereunder), individually or in the aggregate, a Material Adverse Effect on the Company. Solely for the purposes of clause (ii) above, if one or more inaccuracies in Section 3.2(a) or 3.2(b) would cause the aggregate amount required to be paid by Parent to effectuate the Merger or refinance the Company’s Indebtedness and consummate the related transactions to be consummated on the Closing Date and pay all fees and expenses in connection therewith, including pursuant to Section 1.9 or Article 2 to increase by $500,000 or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (iii) of this Section 6.2(a).

          (b) Covenants. The Company shall have performed in all material respects its obligations and complied in all material respects with its covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.
          (c) Material Adverse Effect on the Company. Since the date of this Agreement, there shall not have occurred any effect, change, event, occurrence, circumstance or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on the Company.
          (d) Officer’s Certificate. The Company shall have delivered to Parent a certification of the Chief Executive Officer or the Chief Financial Officer of the Company certifying that each of the conditions specified in Sections 6.2(a), (b) and (c) is satisfied in all respects.
     Section 6.3. Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger shall be further subject to the satisfaction or waiver (where permissible) on or prior to the Closing Date of the following conditions:
          (a) Representations and Warranties. The representations and warranties made by Parent and Merger Sub in this Agreement shall be true and correct in all respects (disregarding all qualifications therein (or in defined terms used therein) relating to materiality or the defined term Material Adverse Effect on Parent) at and as of the Effective Time as if made at and as of the Effective Time (except to the extent they relate to a specific date, in which case the representation shall be true and correct as of such specified date) except to the extent the failure of any such representation and warranty to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.
          (b) Covenants. Parent and Merger Sub shall have performed in all material respects their obligations and complied in all material respects with their covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.
          (c) Officer’s Certificate. Parent shall have delivered to the Company a certification of the Chief Executive Officer or the Chief Financial Officer of Parent to the effect that each of the conditions specified above in Sections 6.3(a) and (b) is satisfied in all respects.
ARTICLE 7
TERMINATION, AMENDMENT AND WAIVER
     Section 7.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time and, except as provided in Section 7.1(h) below, whether before or after receipt of the Company Requisite Stockholder Vote:
          (a) By mutual written consent of the Company and Parent;
          (b) By either Parent or the Company, if the Merger shall not have been consummated on or prior to 5:00 p.m. (Boston, Massachusetts time) on September 15, 2010, or such other date as Parent and the Company may agree in writing (the “Termination Date”);

provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party that has breached its obligations under this Agreement in any manner that shall have been a proximate cause of the failure of the Merger to be consummated on or before the Termination Date;
          (c) By either Parent or the Company, if (i) a Law shall have been enacted, entered or promulgated prohibiting the consummation of the Merger on the terms contemplated hereby, or (ii) an Order shall have been enacted, entered, promulgated or issued by a Governmental Entity of competent jurisdiction permanently restraining or enjoining or otherwise prohibiting the consummation of the Merger on the terms contemplated hereby, and such Order has become final and non-appealable; in each case having the effect of causing the condition Section 6.1(b) to not be satisfied; provided, however that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any party whose breach of this Agreement shall have been a proximate cause of the imposition of such legal restraint;
          (d) By either Parent or the Company, if the Company Requisite Stockholder Vote shall not have been obtained by reason of the failure to obtain such required vote at a Company Stockholders Meeting at which a vote on such approval was taken (provided, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Company if the Company has breached in any material respect any of its obligations under Sections 5.2 or 5.5 and such breach shall have been a proximate cause of the failure to obtain the Company Requisite Stockholder Vote);
          (e) By Parent (unless Parent is then in material breach of its obligations, covenants or agreements, or its representations and warranties under this Agreement that would result in the conditions to Closing set forth in Section 6.3(a) or Section 6.3(b) not being satisfied), if all of the following shall have occurred: (i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, (ii) such breach or failure to perform would entitle Parent not to consummate the Merger under Section 6.2(a) or 6.2(b) and (iii) such breach or failure to perform is incapable of being cured by the Company prior to the Termination Date or, if such breach or failure to perform is capable of being cured by the Company prior to the Termination Date, the Company shall not have cured such breach or failure to perform within twenty (20) Business Days after receipt of written notice thereof (but no later than the Termination Date);
          (f) By the Company (unless the Company is then in material breach of its obligations, covenants or agreements, or its representations and warranties under this Agreement, that would result in the conditions to Closing set forth in Section 6.2(a) or 6.2(b) not being satisfied), if all of the following shall have occurred: (i) Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, (ii) such breach or failure to perform would entitle the Company not to consummate the Merger under Section 6.3(a) or 6.3(b) and (iii) such breach or failure to perform is incapable of being cured by Parent or Merger Sub prior to the Termination Date or, if such breach or failure to perform is capable of being cured by Parent or Merger Sub prior to the Termination Date, Parent or Merger Sub shall not have cured such breach or failure to perform within twenty (20) Business Days after receipt of written notice thereof (but no later than the Termination Date);
          (g) By Parent, if (i) the Company’s Board of Directors or a special committee thereof shall have effected a Change in Company Recommendation (or publicly proposed to take any such action), whether or not permitted by the terms of this Agreement, (ii) the Company’s Board of Directors or a special committee thereof shall have adopted, approved or recommended to the stockholders of the Company an Acquisition Proposal (or shall have publicly proposed to do so), whether or not permitted by the terms of this Agreement, (iii) the Company shall have entered into any letter of intent or similar document or any contract accepting an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), whether or not permitted by the terms of this Agreement, or (iv) the Company, its Board of Directors or any special committee thereof shall have publicly announced its intention to do any of the foregoing; or
          (h) By the Company, prior to receipt of the Company Requisite Stockholder Vote, in order to concurrently enter into a definitive agreement with respect to a Superior Proposal pursuant to, in accordance with and to the extent permitted by Section 5.5(f); provided however, that such termination under this Section 7.1(h) shall not be effective until the Company has paid the Termination Fee as required by Section 7.2(c).
Any party desiring to terminate this Agreement pursuant to Section 7.1(b) through 7.1(h) shall give written notice of such termination to the other parties specifying the provision hereof pursuant to which such termination is made.
     Section 7.2. Effect of Termination.
          (a) In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any partner, member, stockholder, director, officer, employee, affiliate, agent or other Representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 5.2(b) (last sentence only), Section 5.7, Section 5.10, Section 5.12(c), this Section 7.2, Section 7.3, Section 7.4 and Article 8, each of which shall survive the termination of this Agreement, and (b) subject to Section 7.2(b), Section 7.2(c), Section 7.2(d), Section 8.6 and Section 8.15, neither the Company nor Parent or Merger Sub shall be relieved or released from any liabilities arising out of its material breach of, or fraud in connection with, this Agreement to the extent such breach or fraud was a proximate cause of the failure of the Merger to be consummated prior to the termination of this Agreement; provided, that a party may not seek punitive or multiple damages against another party. For the avoidance of doubt, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with its terms.
          (b) If (i) Parent or the Company terminates this Agreement pursuant to Section 7.1(d) or Parent terminates this Agreement pursuant to Section 7.1(e), in either case, under circumstances in which the Termination Fee (as defined in Section 7.2(c)) is not then payable pursuant to Section 7.2(c), then the Company shall pay as promptly as possible (but in any event within five (5) Business Days following receipt of a reasonably detailed invoice therefor) all of the actual and reasonably documented out-of-pocket fees and expenses (including reasonable and documented legal fees and expenses and fees and expenses of accountants, financial advisors, consultants, lenders and other agents and advisors) actually incurred by Parent and its Affiliates on or prior to such termination of this Agreement in connection with the transactions contemplated hereby and the related financing transactions (“Parent Expenses”) as directed by Parent in writing, which amount shall not be greater than $2,000,000; provided, that (A) the existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 7.2(c) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 7.2(b); (B) the payment by the Company of Parent Expenses pursuant to this Section 7.2(b) shall not relieve (except as provided in clause (C) of this proviso) the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 7.2(c); and (C) if the Company has paid the Parent Expenses under this Section 7.2(b) and is subsequently required to pay the Termination Fee under Section 7.2(c), the Termination Fee payable under Section 7.2(c) shall be reduced by the full amount of Parent Expenses previously paid by the Company under this Section 7.2(b).
          (c) If (i) Parent terminates this Agreement pursuant to Section 7.1(g), (ii) the Company terminates this Agreement pursuant to Section 7.1(h) or (iii) Parent or the Company terminates this Agreement pursuant to Section 7.1(b) or Section 7.1(d) or Parent terminates this Agreement pursuant to Section 7.1(e) and, in the case of any such termination pursuant to Section 7.1(b), 7.1(d) or 7.1(e), (A) at any time after the date of this Agreement and prior to such termination an Acquisition Proposal shall have been publicly announced or otherwise publicly communicated to the senior management, Board of Directors or stockholders of the Company and (B) prior to the date that is twelve months after the effective date of such termination, the Company shall enter into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated (in each case regardless of whether the Acquisition Proposal is the same one referred to in clause (A)), then, subject to clause (C) of the proviso contained in Section 7.2(b), the Company shall pay to Parent a termination fee equal to $4,150,000 (the “Termination Fee”), provided, however, that “Termination Fee” shall mean $3,150,000 if the Acquisition Proposal that directly results in the action or event that forms the basis for such termination is submitted by a Continuing Party or any Affiliate of a Continuing Party. The Company shall satisfy its obligation under the preceding sentence by the wire transfer of immediately available funds to an account that Parent designates (x) in the case of a termination pursuant to clause (i) above, not later than 2 Business Days following such termination, (y) in the case of termination pursuant to clause (ii) above, not later than the date of such termination and (z) in the case of clause (iii) above, not later than the date on which the Company executes and delivers a definitive agreement with respect to (or, if earlier, consummates) an Acquisition Proposal. For purposes of clause (B) of item (iii) of this Section 7.2(c) only, references in the definition of “Acquisition Proposal” to “20% or more” shall be deemed to be references to “50% or more.” In no event shall payment of more than one Termination Fee be made. Notwithstanding anything to the contrary contained in this Agreement, but subject to Sections 7.2(b), 7.2(d) and 8.6(g), from and after the time that this Agreement has been terminated pursuant to Section 7.1 and Parent becomes entitled to receive and has received such Termination Fee, Parent’s receipt of the Termination Fee pursuant to this

Section 7.2(c) shall be Parent’s sole and exclusive remedy against the Company or any of its Affiliates, stockholders, directors, officers, employees, agents or Representatives for any loss, claim, damage, liability or expense suffered as a result of the failure of the Merger or any of the transactions contemplated hereby to be consummated in circumstances giving rise to the obligation of the Company to pay the Termination Fee under this Section 7.2(c).
          (d) Each of Parent and the Company acknowledges that the agreements contained in Sections 7.2(b) and 7.2(c) are an integral part of the transactions contemplated hereby and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if the Company fails to pay the amounts payable under Section 7.2(b) or 7.2(c) then the Company shall pay to Parent all costs and expenses (including reasonable attorneys’ fees and expenses) incurred by Parent and its Affiliates in connection with the collection of such overdue amounts and the enforcement of its rights under Section 7.2(b) or 7.2(c), as applicable, together with interest on such overdue amounts at a rate per annum equal to the “prime rate” (as announced by the Wall Street Journal or any successor thereto) in effect on the date on which such payment was required to be made.
     Section 7.3. Amendment. This Agreement may be amended by Parent and the Company, by action taken or authorized by their respective Boards of Directors, at any time before or after the Company Requisite Stockholder Vote is obtained; provided, however, that after the Company Requisite Stockholder Approval is obtained, this Agreement may not be amended in a manner that would require further approval by the stockholders of the Company under applicable Law, without obtaining such further stockholder approval. This Agreement may not be amended except by a written instrument signed on behalf of each of the parties hereto.
     Section 7.4. Waiver. At any time before the Effective Time, any party hereto may, subject to applicable Law, by action taken or authorized by its board of directors, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto under or pursuant to this Agreement, (b) waive any inaccuracies in the representations and warranties made by the other parties hereto in this Agreement or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or covenants hereunder made by the other parties hereto, or any of the conditions benefiting such waiving party contained, in this Agreement. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only as against such party and only if set forth in a written instrument signed on behalf of such party. In addition, no failure or delay by any party in exercising any right under this Agreement shall operate as a waiver thereof, and no such extension or waiver shall apply to any time for performance, inaccuracy in any representation or warranty, or non-compliance with any agreement, covenant or condition, as the case may be, other than that which is specified in the signed written extension or waiver.
ARTICLE 8
MISCELLANEOUS
     Section 8.1. Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements contained in this Agreement or in any document delivered pursuant hereto shall survive the Effective Time, except that any covenant or agreement of Parent, Merger Sub or the Company that by its terms contemplates performance after the Effective Time, including, but not limited to, the agreements set forth in Section 1.9 (Company Stock Option; Company ESPP; and Other Company Equity Awards), Article 2, Section 5.6 (Indemnification; Directors and Officers Insurance), 5.11 (Employee Matters) and Article 8 shall survive the Effective Time.
     Section 8.2. Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such expenses, except as otherwise provided in Sections 5.2(b) (last sentence only), 5.4(b), 5.12(c), 7.2(b), 7.2(c), 7.2(d) and 8.6.
     Section 8.3. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given or made as of the date of receipt if delivered personally, on the day of confirmation of receipt if sent by facsimile prior to 5:00 pm Boston, Massachusetts time on any Business Day (or the first Business Day following such confirmed receipt if the date of such receipt is not a Business Day or such receipt occurs after 5:00 pm Boston, Massachusetts time on any Business Day), one Business Day after being sent for next Business Day delivery, fees prepaid, if sent via a reputable nationwide overnight courier or four Business Days after being sent by registered or certified mail (return receipt requested, postage prepaid), in each case, to the parties at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):
If to the Company:
National Dentex Corporation
2 Vision Drive
Natick, MA 01760
Attention: David L. Brown, Chief Executive Officer
Facsimile: (508) 907-6050
with a copy (which shall not constitute notice) to:
Posternak Blankstein & Lund LLP
The Prudential Tower
800 Boylston Street, 33rd Floor
Boston, MA 02199

Attention:	Donald H. Siegel, P.C. David M. Barbash, Esq.
Facsimile: (617) 367-2315
If to Parent or Merger Sub:
c/o GeoDigm Corporation
1630 Lake Drive West

Chanhassen, MN 55317

Attention: Facsimile:	Andrew Hofmeister (952) 556-5891
with a copy (which shall not constitute notice) to:
Welsh, Carson, Anderson & Stowe
320 Park Avenue
Suite 2500
New York, NY 10022

Attention: Facsimile:	Sean M. Traynor (212) 893-9583
with a copy (which shall not constitute notice) to:
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036-8704

Attention: Facsimile:	Christopher W. Rile (212) 596-9090
     Section 8.4. Entire Agreement. This Agreement, the Equity Commitment Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior understandings, agreements or representations, by or among the parties hereto with respect to the subject matter hereof and thereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB, ON THE ONE HAND, NOR THE COMPANY, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE) BY ITSELF OR ANY OF ITS REPRESENTATIVES WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.
     Section 8.5. Assignment; Binding Effect. No party hereto may assign this Agreement or any of its rights, interests or obligations hereunder (whether by operation of Law or otherwise) without the prior written approval of the other parties hereto, and any attempted assignment without such prior written approval shall be void and without legal effect; provided, however, that Parent or Merger Sub may assign its rights or its obligations hereunder to a direct or indirect wholly-owned Subsidiary of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns.
     Section 8.6. Governing Law; Waiver of Jury Trial; Specific Performance; Remedies; Jurisdiction.
          (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH, AND ANY CLAIM DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF INSOFAR AS SUCH PRINCIPLES WOULD CAUSE THE LAWS OF ANOTHER JURISDICTION TO APPLY, EXCEPT THAT MATTERS RELATING TO THE FIDUCIARY DUTIES OF THE BOARD AND INTERNAL CORPORATE AFFAIRS OF THE COMPANY SHALL BE GOVERNED BY THE LAWS OF THE COMMONWEALTH OF MASSACHUSETTS WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF INSOFAR AS SUCH PRINCIPLES WOULD CAUSE THE LAWS OF ANOTHER JURISDICTION TO APPLY.
          (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY DIRECTLY OR INDIRECTLY ARISE OUT OF OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE EQUITY COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY.
          (c) The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the parties hereto in accordance with their specific terms or were otherwise breached. Accordingly, the parties agree that money damages or any other remedy at law would not be a sufficient or adequate remedy for any breach or violation of, or default under, this Agreement or the Equity Commitment Letter by them and that, in addition to all other remedies available pursuant to this Agreement, each party shall be entitled, to the fullest extent permitted by applicable Law, to seek an injunction or injunctions restraining such actual or threatened breach, violation or default and to any other equitable relief, including specific performance and to seek to enforce specifically the terms and provisions of this Agreement and the Equity Commitment Letter to the fullest extent permissible by applicable Laws and this right shall include the right of the Company to cause Parent and Merger Sub to seek to fully enforce the terms of the Equity Commitment Letter against the Sponsor to the fullest extent permissible pursuant to the Equity Commitment Letter and applicable Laws and to thereafter cause the Merger and the transactions contemplated by the Merger to be consummated on the terms and subject to the conditions thereto set forth in this

Agreement. Each of the parties hereto hereby waives and agrees not to assert any defense in any action for specific performance that a remedy at law would be adequate.
          (d) Notwithstanding Section 8.6(c) above, the Company hereby covenants and agrees that specific performance of this Agreement by Parent and Merger Sub and specific performance of the Equity Commitment Letter by Sponsor shall be the Company’s sole and exclusive remedies (but for the avoidance of doubt, the Company may, subject to this Section 8.6(d) and Section 8.6(e) below and Section 8(d) and Section 8(e) of the Equity Commitment Letter, plead and seek monetary damages solely as alternative relief if specific performance were to be denied) under or in connection with this Agreement, the Equity Commitment Letter, any document or instrument delivered in connection herewith or therewith, and the transactions contemplated hereby and thereby and, except as provided in Section 8.6(e) below and in Section 8(e) of the Equity Commitment Letter, that it may not seek or accept any other form of relief that might otherwise be available under or in connection with this Agreement, the Equity Commitment Letter, any document or instrument delivered in connection herewith or therewith, or the transactions contemplated hereby and thereby (including monetary damages).
          (e) If a court of competent jurisdiction described in Section 8.6(f) below has declined to specifically enforce the obligations of Parent and Merger Sub to consummate the Merger and the obligations of Sponsor under the Equity Commitment Letter pursuant to a claim for specific performance brought by the Company against Parent, Merger Sub and Sponsor under Section 8.6(d) above and Section 8(d) of the Equity Commitment Letter, the Company shall, as an alternative remedy, be entitled to seek monetary damages. If such court has under such circumstance entered a judgment awarding damages against Parent or Merger Sub, the Company may enforce such judgment as its sole remedy; provided, that the Company covenants and agrees that it will not seek to enforce such judgment without giving effect to Section 8.15 and until ten (10) Business Days after such judgment is no longer subject to appeal or other review, and then only if Parent and Merger Sub have not within such ten (10) Business Day period irrevocably committed in writing to the Company to consummate the Merger in accordance with the terms and provisions of this Agreement and Sponsor has not within such ten (10) Business Day period irrevocably committed in writing to the Company to consummate the transactions contemplated by the Equity Commitment Letter in accordance with the terms and provisions of the Equity Commitment Letter, in each case, as promptly as practicable. Should Parent, Merger Sub and the Sponsor express such irrevocable commitments, the parties hereto will cooperate with one another to consummate the Merger as promptly as practicable and in any event within fifteen (15) Business Days of the giving of such irrevocable commitments. If the Merger is not consummated within such fifteen (15) Business Day period as the result of the failure of Parent, Merger Sub or the Sponsor to comply with such irrevocable commitments, the Company shall be entitled to enforce such judgment. The Company agrees to cause any pending proceeding to be dismissed with prejudice at such time as Parent and Merger Sub consummate the Merger in accordance with this Agreement. For the avoidance of doubt, each of the parties hereto acknowledges and agrees that the provisions of this Agreement and the Equity Commitment Letter are intended to and shall allow the Company only a single recovery against Parent, Merger Sub and the Sponsor, which recovery under no circumstances shall exceed, in the aggregate, the Parent Liability Limitation.

          (f) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, the Equity Commitment Letter, or the transactions contemplated hereby or thereby shall be exclusively brought, heard and decided in the Delaware Court of Chancery (or (i) if, but only if, the Delaware Court of Chancery has declined to accept jurisdiction over such suit, action or proceeding, the United States District Court for the District of Delaware or (ii) if, but only if, the Chancery Court and the United States District Court for the District of Delaware each declined to accept jurisdiction over such suit, action or proceeding, the United States District Court for the District of Massachusetts, or (iii) if, but only if, such Chancery Court, and each such United States District Court have declined to accept jurisdiction over such suit, action or proceeding, the Business Litigation Session of the Massachusetts Superior Court located in Boston, Massachusetts), and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum; provided, that any party may institute a suit, action or proceeding in a court other than the above-named courts solely for the purpose of enforcing an Order of one of the above-named courts, and further provided, that in the event that, and for so long as, the Delaware Court of Chancery does not decline to accept jurisdiction over a particular suit, action or proceeding, the parties hereto waive any right that they may have to remove such suit, action or proceeding to a federal court, under 28 U.S.C. Section 1441 or otherwise. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court, consistent with applicable Law. Without limiting the foregoing, each party agrees that service of process on such party by personal delivery or by overnight courier as provided in Section 8.3 shall be deemed effective service of process on such party. The parties further agree that each will jointly request or consent to a motion brought by another party that any such suit, action or proceeding brought pursuant to Section 8.6(d) hereof (or appeal therefrom) be heard and decided in an expedited manner as may be permitted by the rules of the court in which such suit, action or proceeding is pending.
          (g) If any party commences any suit, action or proceeding pursuant to this Agreement, in addition to any amounts that may be owed pursuant to this Agreement, the prevailing party (as determined by the court) shall recover its costs and expenses reasonably incurred in connection therewith, including reasonable fees and expenses of attorneys and experts.
     Section 8.7. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, then all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
     Section 8.8. Third Party Beneficiaries. Except for (i) (A) the rights of the Company’s stockholders to receive the Merger Consideration pursuant to and in accordance with Article 2, (B) the rights of the holders of the Company Restricted Shares, Company Stock Options and Company RSUs, and participants in the Company ESPP to receive the amounts described in Section 1.9 and (C) the rights of the Indemnified Persons under Section 5.6 and (ii) the rights of the Parent Parties under Section 8.15, Parent, Merger Sub and the Company hereby agree that their respective representations, warranties, agreements and covenants set forth herein are solely for the benefit of the other parties hereto, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto and their successors and permitted assigns any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries described in clause (i) of the first sentence of this Section 8.8 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto and their successors and permitted assigns. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.4 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons (other than the parties hereto) may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
     Section 8.9. Disclosure Schedule.
          (a) The disclosure schedule delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Schedule”) and the disclosure schedules delivered by Parent to the Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Schedule”) shall be arranged in sections and subsections corresponding to the numbered Sections and lettered subsections of this Agreement, and the exceptions and disclosures in each such section and subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, shall apply to the correspondingly numbered Section and lettered subsection of this Agreement and to each other numbered Section(s) or lettered subsection(s) of the Agreement to the extent it is readily apparent on the face of each disclosure that such disclosure is responsive to such other Section(s) or subsection(s).
          (b) The inclusion of any information in the Company Disclosure Schedule or the Parent Disclosure Schedule accompanying this Agreement will not be deemed an admission or acknowledgment, in and of itself, solely by virtue of the inclusion of such information in such schedules, that such information is required to be listed in such schedules or that such information is material to any party or the conduct of the business of any party.

     Section 8.10. Counterparts. This Agreement may be executed by facsimile or electronic transmission in pdf format and in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
     Section 8.11. Headings. The Article and Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
     Section 8.12. Interpretation. Any reference to any supranational, national, state, provincial, municipal, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires, and in each case as amended or otherwise modified from time to time. When a reference is made in this Agreement to Sections, Schedules or Exhibits, such reference shall be to a Section of or Schedule or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the phrase “made available” is used in this Agreement, such phrase shall mean made available, provided access to or otherwise disclosed in writing prior to 8:30 pm on April 2, 2010.
     Section 8.13. No Presumption. With regard to each and every term and condition of this Agreement, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.
     Section 8.14. Undertaking by Parent. Parent shall cause Merger Sub to perform when due all of Merger Sub’s obligations under this Agreement.
     Section 8.15. Limitation of Liability. Notwithstanding anything in this Agreement to the contrary, the maximum aggregate liability of Parent and Merger Sub under or in connection with this Agreement and the transactions contemplated hereby shall be limited to $139,000,000 (the “Parent Liability Limitation”) and in no event shall the Company seek multiple or punitive damages against Parent or Merger Sub, or any recovery, judgment or damages or any kind against Parent or Merger Sub in excess of the Parent Liability Limitation. The Company acknowledges, covenants and agrees that it has and shall have no right of recovery against, and no liability shall attach to, including in each case with respect to any actual or claimed loss or damages of any kind of the Company and its Subsidiaries, Affiliates, Representatives or stockholders or any other Person claiming by, through or for the benefit of the Company (“Company Damages”), any of the Parent Parties (as defined below) (other than the Company’s right to recover against Parent and Merger Sub to the extent provided in this Agreement or against the Sponsor to the extent provided in the Equity Commitment Letter), through Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, through a claim based in tort, contract, statute or otherwise. Specific performance of the Sponsor’s obligations to the Company under the Equity Commitment Letter shall (subject to the Company’s right to receive damages pursuant to the terms, conditions and limitations of Section 8(e) of the Equity Commitment Letter) be the sole and exclusive remedy of the Company and its Subsidiaries, Affiliates, Representatives and stockholders, and any other Person claiming by, through or for the benefit of the Company, against the Sponsor and any other Parent Party (other than Parent and Merger Sub to the extent provided in this Agreement) in respect of any liabilities or obligations arising under, or in connection with, this Agreement, the Equity Commitment Letter, any document or instrument delivered in connection herewith or therewith, or the transactions contemplated hereby or thereby, including any claim for Company Damages. For purposes hereof, “Parent Parties” shall mean, collectively, Parent, Merger Sub, the Sponsor, any debt financing sources of Parent, and any and all of their respective former, current or future, direct or indirect directors, officers, employees, agents, equity holders or investors (whether such investor or holder is a limited or general partner, member, stockholder or otherwise), controlling persons, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees, any former, current or future directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future heirs, executors, administrators, successors or assigns of any of the foregoing.
     Section 8.16. Definitions. For purposes of this Agreement,
          (a) “Acceptable Confidentiality Agreement” means a confidentiality agreement substantially in the form approved by the Board of Directors of the Company or a special committee thereof; provided, that such Acceptable Confidentiality Agreement shall contain (i) standstill provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement and at least as long in duration as those set forth in the Confidentiality Agreement, and (ii) provisions concerning the confidentiality of non-public information no less favorable to the Company than those contained in the Confidentiality Agreement.
          (b) “Acquisition Proposal” means any inquiry, proposal or offer from any Person or groups of Persons other than Parent or Merger Sub or any of their respective Affiliates (in each case, whether or not in writing and whether or not delivered to the stockholders of the Company generally) relating to: (i) any direct or indirect acquisition or purchase of a business or assets of the Company or any of its Subsidiaries that constitute 20% or more of the consolidated revenues, net income or assets of the Company or of 20% or more of any class of equity securities of the Company or any of its Subsidiaries (whether by merger, reorganization, share exchange, consolidation, business combination, sale of assets, recapitalization, liquidation, dissolution or other form of transaction or series of related transactions); (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of the Company; and (iii) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or other form of transaction (or series of related transactions) involving the Company or any of its

Subsidiaries pursuant to which any Person or the stockholders of any such Person would own 20% or more of any class of equity securities of the Company or any successor entity.
          (c) “Affiliates” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “Control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the powers to direct or cause the direction of management or policies of a Person, through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
          (d) “Business Day” means any day on which banks are not required or authorized to close in the City of Boston, Massachusetts or New York, New York.
          (e) “Company Equity Awards” means the RSUs and the Company Stock Options.
          (f) “Company Stock Plans” means the 1992 Long Term Incentive Plan, the Amended and Restated 2001 Stock Plan and the Employees Stock Purchase Plan, each as amended.
          (g) “Contracts” means any written or binding oral agreement, contract, loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan, permit, franchise, license or other legally binding instrument or arrangement.
          (h) “Environmental Claim” means a notice from any Person (i) that the Company or its Subsidiaries has been identified by the EPA or similar state authority as a potentially responsible party under CERCLA or any comparable State law with respect to a site listed or proposed to be listed on the “National Priorities List,” as in effect as of the Closing Date, of hazardous waste sites or any similar state list; or (ii) that Hazardous Materials which the Company has generated, transported, or disposed of has been found at any site at which a Person has conducted, is in the process of conducting or has ordered that the Company conduct a remedial investigation, removal, or other response action pursuant to any Environmental Laws.
          (i) “Environmental Laws” means any federal, state or local law, the purpose of which is the protection of the environment, including, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), as amended, 42 U.S.C. 9601 et seq., the Federal Toxic Substances Control Act, 15 U.S.C. 2601 et seq., the Federal Resource Conservation and Recovery Act as amended, 42 U.S.C. 6901 et seq., the Federal Hazardous Material Transportation Act, the Federal Clean Air Act, and the Federal Water Pollution Control Act.
          (j) “Environmental Permits” means permits that are required by Environmental Laws for the operation of the Company as currently conducted.
          (k) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

          (l) “ERISA Affiliate” means any entity required to be aggregated with the Company under section 414(b), (c), (m), or (o) of the Code.
          (m) “Guarantee” means, with respect to any Person, (a) any guarantee of the payment or performance of, or any contingent obligation in respect of, any Indebtedness or other liability of any other Person, (b) any other arrangement whereby credit is extended to any obligor (other than such Person) on the basis of any promise or undertaking of such Person (i) to pay the Indebtedness or other liability of such obligor, (ii) to purchase any obligation owed by such obligor, (iii) to purchase or lease assets under circumstances that are designed to enable such obligor to discharge one or more of its obligations or (iv) to maintain the capital, working capital, solvency or general financial condition of such obligor and (c) any liability as a general partner of a partnership or as a venturer in a joint venture in respect of Indebtedness or other liabilities of such partnership or venture.
          (n) “Hazardous Substance” means: (i) any petroleum, hazardous or toxic petroleum-derived substance or petroleum product, flammable or explosive material, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, foundry sand or polychlorinated biphenyls (PCBs); (ii) any chemical or other material or substance that is regulated, classified or defined as or included in the definition of “hazardous substance,” “hazardous waste,” “hazardous material,” “extremely hazardous substance,” “restricted hazardous waste,” “toxic substance,” “toxic pollutant,” “pollutant” or “contaminant” under any applicable Law, or any similar denomination intended to classify substance by reason of toxicity, carcinogenicity, ignitability, corrosivity or reactivity under any applicable Law; or (iii) any other chemical or other material, waste or substance, exposure to which is prohibited, limited or regulated by or under any applicable Law.
          (o) “Indebtedness” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person (without duplication): (i) for borrowed money (including obligations in respect of drawings under overdraft facilities), (ii) evidenced by notes, bonds, debentures or similar Contracts, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practices), (iv) under capital leases (in accordance with GAAP), (v) in respect of outstanding letters of credit and bankers’ acceptances or (vi) for Contracts relating to interest rate protection, swap agreements and collar agreements.
          (p) “Intervening Event” means a material event on or relating to the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole that was not known to the Board of Directors or senior management of the Company on the date of this Agreement (or if known, the consequences of which were not known to or reasonably foreseeable by the Board of Directors or senior management of the Company as of the date hereof), which event, or any material consequences thereof, becomes known to the Board of Directors of the Company prior to the time at which the Company receives the Company Requisite Stockholder Approval; provided, however, that (i) in no event shall the receipt, existence or terms of a Acquisition Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event and (ii) in no event shall the Company meeting or exceeding any internal or published estimates, projections, forecasts or predictions relating to revenues, earnings or profits for any period constitute an Intervening Event.
          (q) “knowledge” or “known” means, with respect to the Company, the actual conscious awareness of one or more of the individuals set forth on Section 8.16(q) of the Company Disclosure Schedule and, with respect to Parent, the actual conscious awareness of one or more of the individuals set forth on Section 8.16(q) of the Parent Disclosure Schedule.
          (r) “Lien” means a lien, pledge, charge, easement, covenant, restriction or other similar matter affecting title, encumbrance or other security interest of any nature whatsoever.
          (s) “Material Adverse Effect on Parent” means any effect, change, event, occurrence, circumstance or development that, individually or in the aggregate, prevents, materially delays or materially affects, or would reasonably be expected to prevent, materially delay or materially affect, the ability of Parent or Merger Sub to consummate the transactions contemplated by, or to perform its obligations under, this Agreement prior to the Termination Date; provided, however, that, a “Material Adverse Effect on Parent” shall not be deemed to mean or include any such change, effect, condition, factor or circumstance to the extent arising as a result of the pendency and/or investigation of the Merger by a Governmental Entity.
          (t) “Material Adverse Effect on the Company” means any effect, change, event, occurrence, circumstance or development that (i) has, or would be reasonably expected to have, a material adverse effect on the business, results of operations, properties or financial condition of the Company and its Subsidiaries taken as a whole or (ii) prevents, materially delays or materially affects, or would reasonably be expected to prevent, materially delay or materially affect, the ability of the Company to consummate the transactions contemplated by, or to perform its obligations under, this Agreement prior to the Termination Date; provided, however, that, a “Material Adverse Effect on the Company” shall not be deemed to mean or include any such change, effect, condition, factor, circumstance or development to the extent arising as a result of: (i) general changes, factors or developments in the industries in which the Company and its Subsidiaries operate, except, in each case, to the extent those changes, factors or developments that disproportionately impact (relative to similarly situated businesses) the business, results of operations, properties or financial condition of the Company and its Subsidiaries taken as a whole; (ii) changes, after the date of this Agreement, in Laws of general applicability or interpretations thereof by courts or other Governmental Entities, except to the extent any of the same materially disproportionately impacts the Company as compared to other companies in the industry in which the Company and its Subsidiaries operate; (iii) changes, after the date of this Agreement, in GAAP or the rules or policies of the Public Company Accounting Oversight Board; (iv) any act or omission by the Company or any of its Subsidiaries taken with the prior written consent of Parent in contemplation of the Merger; (v) costs or expenses reasonably incurred or accrued in connection with the Merger (and not otherwise in breach of this Agreement); (vi) a change to the United States economy in general or global economic conditions that do not disproportionately affect the Company and its Subsidiaries as compared to other similarly situated companies in the Company’s industry; (vii) the announcement, of this Agreement or the Merger, including the identity of Sponsor, Parent, and Merger Sub, the execution, delivery or performance of this Agreement, including, without limitation in any such case, the impact thereof on relationships with customers, employees or suppliers to the extent caused by such announcement, execution or performance (in each case, other than as relates to any breach of any representation or warranty contained in Section 3.4 or any other representations and warranties relating to required notices, waivers, consents or approvals arising from or relating to a change in ownership or control of the Company or any of its Subsidiaries, the consummation of the Merger and other transactions contemplated hereby or the execution, delivery or performance of this Agreement); (viii) any failure by the Company to meet any internal or published estimates, projections, forecasts or predictions relating to revenues, earnings or losses for any period ending on or after the date of this Agreement and prior to the Closing (provided, that the underlying causes of such failure or changes shall not be excluded, unless excluded by another clause of this proviso); (ix) a decline in the stock price of the Company Common Stock on The NASDAQ Global Market or the delisting of the Company Common Stock from the NASDAQ Global Market (provided, that the underlying causes of such decline or delisting shall not be excluded, unless excluded by another clause of this proviso); or (x) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including an act of terrorism in each case, occurring after the date hereof.
          (u) “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.
          (v) “Permitted Liens” shall mean (a) statutory liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in the financial statements contained in the Company SEC Reports, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business and which are not delinquent or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in the financial statements contained in the Company SEC Reports, (c) with respect to property other than Owned Property or Leased Property, such other liens, encumbrances or imperfections that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such lien, encumbrance or imperfection and (d) with respect to any parcel of Owned Property or Leased Property, (i) easements, rights-of-way, encroachments, restrictions, conditions and other similar encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, (y) are not material in character, amount or extent in relation to the applicable Owned Property or Leased Property and (z) do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable Owned Property or Leased Property or otherwise materially impair the present or contemplated business operations at such location by the Company or any Subsidiary thereof and (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Owned Property or Leased Property, which are not violated by the current use and operation of such Owned Property or Leased Property.

          (w) “Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a Governmental Entity.
          (x) “Representatives” means with respect to any Person, that Person’s officers, directors, employees, auditors, investment bankers, counsel, agents and other representatives.
          (y) “Subsidiaries” of any Person means any corporation or other form of legal entity with respect to which such Person owns or controls, directly or indirectly through one or more of its Subsidiaries, an amount of the outstanding voting securities that is sufficient to elect at least a majority of its board of directors or other governing body or the right to receive 50% or more of the residual net assets of such entity available for distributions to the holders of outstanding equity interests upon a liquidation or dissolution of such entity.
          (z) “Superior Proposal” means a bona fide written Acquisition Proposal made by any Person or group of Persons other than Parent or Merger Sub or any of their respective Affiliates that the Board of Directors of the Company or a special committee of the Board of Directors formed to evaluate such Acquisition Proposal determines in good faith, after consultation with its financial advisor and outside legal counsel, is more favorable from a financial point of view to the Company’s stockholders (solely in their capacity as such) than the transactions contemplated hereby (including, to the extent applicable, any proposal or offer by Parent for an adjustment to the terms and conditions of this Agreement pursuant to Section 5.5(f)), after taking into account all relevant factors, including all legal, financial (including, the certainty of any financing commitment therefor relative to the commitment set forth in the Equity Commitment Letter), regulatory and other aspects of such proposal, and is reasonably likely to be consummated on the terms proposed; provided, that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”.
          (aa) “Tax Return” means a return, report, estimate, claim for refund or other information, form or statement relating to, or required to be filed or supplied in connection with, any Taxes, including, where permitted or required, combined or consolidated returns for a group of entities and including any amendment thereof, including any schedule or attachment thereto.
          (bb) “Taxes” means (i) all taxes, charges, fees, levies, or other assessments, of any kind whatsoever, imposed by any Governmental Entity, including income, excise, real property, personal property, sales, use, transfer, escheat, franchise, capital stock, license, payroll, withholding, social security, unemployment, disability, estimated, value added, alternative or add-on minimum or other taxes, including any interest and penalties (civil or criminal) on or additions thereto, whether disputed or not, and (ii) any liability for the payment of the amounts specified in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, or a result of transferee or successor liability in respect of Taxes imposed by contract, tax sharing agreement, tax indemnity agreement or any similar agreement or otherwise.

[The next page is the signature page.]

     The parties hereto have executed this Agreement and Plan of Merger under seal as of the date first written above.

GDC HOLDINGS, INC.
By:	/s/ Andrew Hofmeister
	Name:	Andrew Hofmeister
	Title:	President and Chief Executive Officer

ROYAL ACQUISITION CORP.
By:	/s/ Andrew Hofmeister
	Name:	Andrew Hofmeister
	Title:	President and Chief Executive Officer

NATIONAL DENTEX CORPORATION
By:	/s/ David L. Brown
	Name:	David L. Brown
	Title:	Chairman and Chief Executive Officer